5/10


05007719

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME C.P. Pokphand Co. Ltd

*CURRENT ADDRESS ______________________

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 3260 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/11/05

82-3260

RECEIVED



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

ARIS
12-31-04

Annual Report 2004

CONTENTS

CORPORATE INFORMATION

DIRECTORS

Mr Jaran Chiaravanont
Mr Montri Jiaravanont
Mr Dhanin Chearavanont
Mr Sumet Jiaravanon
Mr Prasert Poongkumarn
Mr Min Tieanworn
Mr Thirayut Phitya-Isarakul
Mr Thanakorn Seriburi
Mr Veeravat Kanchanadul
Mr Budiman Elkana
(independent non-executive director)
Mr Cheung Koon Yuet, Peter
(independent non-executive director)

AUDIT COMMITTEE

Mr Budiman Elkana
Mr Cheung Koon Yuet, Peter

COMPANY SECRETARY

Ms Choi Yi Mei

QUALIFIED ACCOUNTANT

Mr Cheung Shek Lun

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL PLACE OF BUSINESS

21/F Far East Finance Centre
16 Harcourt Road
Hong Kong

AUDITORS

Ernst & Young
Certified Public Accountants
15/F Hutchison House
10 Harcourt Road
Hong Kong

LEGAL ADVISORS

Hong Kong
Baker and McKenzie
14/F Hutchison House
10 Harcourt Road
Hong Kong

Morrison & Foerster
21/F Entertainment Building
30 Queen's Road
Central
Hong Kong

Bermuda
Appleby Spurling Hunter
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

SHARE REGISTRARS

Hong Kong
Computershare Hong Kong Investor Services Limited
46/F Hopewell Centre
183 Queen's Road East
Hong Kong

Bermuda
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road, Hamilton
Bermuda

PRINCIPAL BANKERS

Bank of America
The Hongkong and Shanghai Banking Corporation Limited

SHARE LISTING

The Stock Exchange of Hong Kong Limited

ADR FACILITIES

Ratio: 1 ADR = 25 Ordinary Shares
Exchange: OTC
CUSIP#: 125918 10 2

Depositary
The Bank of New York
American Depositary Receipts Division
22/F 101 Barclay Street
New York NY 10286
United States of America

FINANCIAL HIGHLIGHTS

	Year ended 31st December,	
	2004	2003
	US$'000	*US$'000*
	Audited	*Audited*
Turnover		
Continuing operations	1,713,036	1,447,654
Discontinued operation	–	209,692
	1,713,036	1,657,346
Cost of sales	(1,550,580)	(1,492,465)
Gross profit	162,456	164,881
Selling and distribution costs	(61,608)	(69,431)
General and administrative expenses	(99,754)	(100,142)
Other income, net	5,998	1,099
Loss on disposal of discontinued operation	–	(18,413)
Profit/(Loss) from operating activities	7,092	(22,006)
Finance costs	(29,252)	(32,071)
Share of profits and losses of jointly controlled entities	(24,987)	5,146
Share of profits and losses of associates	2,220	(1,446)
Loss before tax		
Continuing operations	(44,927)	(47,868)
Discontinued operation	–	(2,509)
	(44,927)	(50,377)
Tax		
Continuing operations	(9,441)	(3,737)
Discontinued operation	–	(4,173)
	(9,441)	(7,910)
Loss after tax	(54,368)	(58,287)
Minority interests	(8,018)	(4,471)
Net loss from ordinary activities attributable to shareholders	(62,386)	(62,758)
Accumulated losses at beginning of year		
As previously reported	(105,716)	(49,650)
– effect of adopting IFRS 3	8,884	–
As restated	(96,832)	(49,650)
Accumulated losses	(159,218)	(112,408)
Transfers from/(to) reserves	(922)	6,692
Accumulated losses at end of year	(160,140)	(105,716)
Loss per share: Basic	(US cents 2.89)	(US cents 2.91)
Dividend per share	–	–

DETAILS OF BIOGRAPHIES OF DIRECTORS

Mr. Jaran Chiaravanont, aged 75, is the Honorary Chairman and a Director of the Company. He is also the Honorary Chairman of the Charoen Pokphand Group. In 1959, he established and was the director of Charoen Pokphand Co., Ltd. In 1979, he became the first Chairman of the Charoen Pokphand Group until 1989. He has extensive experience in establishing and operating business in Thailand.

Mr. Montri Jiaravanont, aged 74, is the Honorary Chairman and a Director of the Company. He is also the Honorary Chairman of the Charoen Pokphand Group. He has extensive experience in agro-industrial operations in Asia and elsewhere.

Mr. Dhanin Chearavanont, aged 66, is the Chairman, Chief Executive Officer and a Director of the Company. He is also the Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and the United States of America.

Mr. Sumet Jiaravanon, aged 71, is the Executive Chairman and a Director of the Company. He is also the Executive Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and the United States of America.

Mr. Prasert Poongkumarn, aged 69, is a Director of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the agro-industrial division of the Group. He has extensive experience in agro-industrial operations in Asia and elsewhere.

Mr. Min Tieanworn, aged 69, is a Director of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and has been with the Group for over 30 years. He is presently responsible for the finance of the Group and is the Chief Financial Officer.

Mr. Thirayut Phitya-Isarakul, aged 63, is the President and a Director of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Vice Chairman of the agro-industrial division of the Group. He has extensive experience in agro-industrial operations in Asia and elsewhere.

Mr. Thanakorn Seriburi, aged 60, is a Director of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the automotive and other industrial division of the Group. He has been working since 1979 on investment projects for the Group in the PRC. He has extensive experience in industrial operations in Asia and elsewhere.

Mr. Veeravat Kanchanadul, aged 67, is a Director of the Company. He was formerly Dean of the Business Administration Faculty, National Institute of Development Administration, Thailand. He has been with the Charoen Pokphand Group since 1980. He is currently a senior finance executive of the Group.

Mr. Budiman Elkana, aged 74, is an Independent Non-executive Director of the Company. He received both his Bachelor of Business Administration and Master of Accounting from the University of Indonesia and began his career in the public accounting profession in 1959. He was the Partner of SGV Utomo and the Managing Partner of Andersen Consulting in Indonesia. He has extensive experience in the fields of audit and management consultancy. He is the Chairman of the Audit Committee of the Company.

Mr. Chidchai Vanasatidya, aged 58, was appointed as an Independent Non-executive Director of the Company with effect from 30th September, 2004. He obtained a Bachelor degree in Public Administration (23rd session of Police Cadet Academy), Thailand, a Master degree in Police Administration from Eastern Kentucky University, U.S.A. and a Ph.D. in Justice Administration from University of Louisville, Kentucky, U.S.A. He was a member of the Audit Committee of the Company and resigned on 8th March, 2005.

Mr. Cheung Koon Yuet, Peter, aged 67, is an Independent Non-executive Director of the Company. He has long years of experience in business administration and previously served as an Executive Director of a listed company in Hong Kong. He is experienced in China trade and business developments in the PRC. He is a member of the Audit Committee of the Company.

Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont and Mr. Sumet Jiaravanon are brothers. Mr. Thirayut Phitya-Isarakul and Mr. Thanakorn Seriburi are also brothers. Other than these relationships, there are no family relationships between any Director or senior executive and any other Director or senior executive of the Company.

CHAIRMAN'S REVIEW

RESULTS

2004 was a challenging year for the Group. Consolidated turnover was US$1,713.0 million (2003: US$1,657.3 million). Consolidated operating profit was US$7.1 million (2003: Consolidated operating loss of US$22.0 million). Loss after tax for the year was US$54.4 million (2003: US$58.3 million). Net loss attributable to shareholders was US$62.4 million (2003: US$62.8 million).

DIVIDEND

The Directors do not recommend a final dividend for the year ended 31st December, 2004 (2003: Nil).

TURNOVER

Consolidated turnover was US$1,713.0 million (2003: US$1,657.3 million). Only the turnover of the Company and its subsidiaries is shown in the financial highlights section on page 3 thus excluding the turnover of all of our PRC jointly controlled entities and associates, which are major business entities in their own right. On the other hand, the table on page 10 which shows the "Total and Attributable Turnover Under Management" of the Company represents the turnover of the Group's business whether as subsidiaries, jointly controlled entities or associates. As the table illustrates, our agri-business in the PRC continues to be the dominant part of the Group's activities.

DIVISIONAL PERFORMANCE

PRC AGRI-BUSINESS

During the year under review, Chia Tai (China) Agro-Industrial Ltd. ("China Agro") and Chia Tai (China) Investment Ltd. ("China Investment"), our two wholly-owned subsidiaries which run our agri-business operations in the PRC, saw a 18.3% increase in turnover.

Turnover on a consolidated basis was US$1,713.0 million (2003: US$1,447.6 million). Together with turnover of the jointly controlled entities and associates, turnover under management was US$2,479.8 million (2003: US$2,132.9 million). Unit sales of our two main products, complete feed and day-old chicks, were 4.9 million tonnes (2003: 4.7 million tonnes) and 355.4 million units (2003: 345.0 million units), increases of 4.3% and 3.0% respectively.

The total consolidated loss attributable to shareholders of China Agro and China Investment during the year was US$63.7 million (2003: US$51.9 million).

During the year, the cost of raw materials such as corn and soybean was on a record high because of poor harvest and high import price. However, the increase could be partly compensated by raising the selling price of our products.

The Avian flu that prevailed in the first half of 2004 disadvantaged us from other business sectors and caused sluggish demand for our products. However, the Group has picked up the sales in the second half of the year with improved operating results.

Other than the feeds and poultry business, the Group also has the expertise on the swine business. As compared with the poultry business, this line of business is relatively small but with high growth potential.

The performance of our PRC agri-business ventures is presented on pages 13 to 16.

PRC INDUSTRIAL BUSINESS

Net income attributable to the Group was US$20.2 million (2003: US$6.2 million), an increase of 226% over 2003. It was mainly attributable to the gain on disposal of the Group's entire 50% equity interest in Shanghai-Ek Chor General Machinery Co., Ltd. for a consideration of US$40.0 million.

The performance of our PRC industrial business under Ek Chor China Motorcycle Co. Ltd. ("Ek Chor China") is presented on pages 17 to 18.

INDONESIA

The Group disposed all of its Indonesian investments for a total consideration of US$4.8 million during the year.

RESTRUCTURING

The Company has made a distribution of US$86.6 million during the year, amounting to an aggregate distribution of US$420.0 million. At the end of 2004, the creditors agreed to an extension of the restructuring period to 30th April, 2005.

OUTLOOK

As the PRC government places a special emphasis on the agricultural sector and tries to improve the well-being of the farmers, this provides our Group the opportunities to expand our array of products and services. The Group has also undertaken progressive initiatives to increase its product mix and further explore on the domestic market for value-added poultry meat processing products. The Board and the management will continue to strive for competitive advantages and develop the leading role in its business area.

Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong
30th March, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December, 2004, the Group had total assets of US$897.1 million, down 12.1% from US$1,020.8 million at the year end of 2003. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total debt by the net asset value) were US$553.9 million and 539% respectively, as compared to US$623.0 million and 417% as at 31st December, 2003.

An analysis of our balance sheet is shown on page 11.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term loans, floating rate notes and from the disposal of certain assets. The Group had cash and cash equivalents of US$74.4 million as at 31st December, 2004 (2003: US$56.8 million), an increase of US$17.6 million.

INTEREST STRUCTURE AND EXCHANGE RATES EXPOSURE

Most of the borrowings were in U.S. dollars and RMB, and the interest rates ranged from 2.2% to 7.4% per annum in 2004.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. The ventures require foreign currencies for the purchase of imported raw materials, parts and components, and they are able to obtain the foreign currencies necessary to meet their operational needs. We expect that the exchange rate between RMB and U.S. dollar will remain stable, otherwise, the Group's cash inflow of dividends generated from the PRC ventures will be affected. Please refer to note 37 to the financial statements for details. As neither the Bank of China nor other financial institutions authorised to engage in foreign exchange transactions in the PRC offers forward exchange contracts, the Group is not able to hedge for the foreign exchange exposure of RMB.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate risks at the balance sheet date (2003: Nil).

CHARGES ON GROUP ASSETS

As at 31st December, 2004, out of the total borrowings of US$553.9 million (2003: US$623.0 million) obtained by the Group, only US$175.0 million (2003: US$192.7 million) were secured and accounted for 31.6% (2003: 30.9%) of the total. Certain of the Group's fixed assets located in the PRC with net book value of US$250.0 million (2003: US$242.2 million), have been pledged as security for various short and long term bank loans.

CONTINGENT LIABILITIES

As at 31st December, 2004, the guarantees provided by the Group was US$14.4 million (2003: US$13.1 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2004, the Group employed around 51,000 staff (including 19,000 staff from the jointly controlled entities and associates) in the PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized training programme as well as share option scheme.

THE COMPANY

TOTAL AND ATTRIBUTABLE TURNOVER UNDER MANAGEMENT

The following table summarises the total and attributable turnover under the Company's management. This table includes 100% of the turnover of all of the business we have invested in, whether as subsidiaries, jointly controlled entities or associates, and is designed to give you a better picture of the range and size of our activities.

	Total Turnover		Group Ownership	Attributable Turnover	
	US$ million	%	%	*US$ million*	%
PRC agri-business	2,479.8	90.9	25-100	1,889.3	93.9
PRC industrial business	248.9	9.1	28-55	123.2	6.1
	2,728.7	100.0		2,012.5	100.0

ANALYSIS OF TURNOVER AND NET PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS BY PRINCIPAL ACTIVITY AND GEOGRAPHICAL LOCATION OF OPERATIONS

	Turnover		Net Profit/(Loss)	
	2004	2003	**2004**	2003
	US$'000	*US$'000*	***US$'000***	*US$'000*
By principal activity:				
Feedmill and poultry operations	**1,713,032**	1,657,310	**(63,747)**	(41,544)
Industrial operations	**–**	–	**20,249**	6,224
Property holding	**4**	36	**(803)**	(902)
Investment holding*	**–**	–	**(18,085)**	(26,536)
	1,713,036	1,657,346	**(62,386)**	(62,758)
By geographical location:				
PRC:				
Hong Kong	**4**	36	**(11,308)**	(11,793)
Mainland	**1,713,032**	1,447,618	**(43,498)**	(45,223)
	1,713,036	1,447,654	**(54,806)**	(57,016)
Turkey (discontinued operation)	**–**	209,692	**–**	(8,509)
Indonesia	**–**	–	**(7,580)**	2,767
	1,713,036	1,657,346	**(62,386)**	(62,758)

* *including Hong Kong headquarters' general expenses*

BALANCE SHEET

TOTAL ASSETS BY GEOGRAPHICAL LOCATION

	2004		2003	
	US$ million	%	*US$ million*	%
PRC				
Hong Kong	24.3	2.7	46.7	4.6
Mainland	872.8	97.3	964.9	94.5
	897.1	100.0	1,011.6	99.1
Indonesia	–	–	9.2	0.9
	897.1	100.0	1,020.8	100.0

KEY RATIOS

	2004	2003
	%	%
Debt to equity ratio*	539	417
Long term debt to equity ratio	27	109
Working capital ratio	43	55
Quick ratio	22	31
Net asset value per share	US cents 2.37	US cents 4.65

* *Debt to equity ratio = Total debt/Net asset value*

FINANCIAL REVIEW (CONTINUED)

JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

The following, prepared on a combined 100% basis, presents the combined financial position and results of operations of all jointly controlled entities and associates involving in agri-business and industrial business as at the balance sheet date accounted for by the Group, using the equity method, for the year ended 31st December, 2004:

	PRC		
	Agri-business US$'000	Industrial business US$'000	Total US$'000
Balance Sheet Data:			
Fixed assets	226,950	43,406	270,356
Long term investments	7,431	175	7,606
Long term receivables and other assets	1,405	317	1,722
Current assets	213,623	102,476	316,099
Creditors: Amounts falling due within one year	(426,780)	(63,137)	(489,917)
Net current assets/(liabilities)	(213,157)	39,339	(173,818)
Creditors: Amounts falling due after one year	(5,958)	(10)	(5,968)
	16,671	83,227	99,898
Shareholders' funds	15,836	83,228	99,064
Minority interests	835	(1)	834
	16,671	83,227	99,898
Profit and Loss Account Data:			
Turnover	855,028	248,748	1,103,776
Profit/(Loss) before tax	(83,547)	12,259	(71,288)
Tax	(1,552)	(2,680)	(4,232)
Profit/(Loss) after tax	(85,099)	9,579	(75,520)
Minority interests' share of profits and losses	730	10	740
Profit/(Loss) attributable to shareholders	(84,369)	9,589	(74,780)
Group's proportionate share of profits and losses after tax for the year	(27,953)	3,486	(24,467)

FINANCIAL REVIEW (CONTINUED)

DIVISIONAL PERFORMANCE

CHINA AGRO AND CHINA INVESTMENT

The combined consolidated profit and loss account and balance sheet of China Agro and China Investment are set out as follows:

COMBINED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2004 *US$'000*	2003 *US$'000*
Turnover	1,713,032	1,447,618
Operating costs	(1,734,698)	(1,484,129)
Operating loss	(21,666)	(36,511)
Share of profits and losses of jointly controlled entities and associates	(27,808)	(12,510)
Loss before tax	(49,474)	(49,021)
Tax	(6,409)	(1,534)
Loss after tax	(55,883)	(50,555)
Minority interests' share of profits	(7,864)	(1,378)
Net loss attributable to shareholders	(63,747)	(51,933)

FINANCIAL REVIEW (CONTINUED)

COMBINED CONSOLIDATED BALANCE SHEET

		2004 *US$ million*		2003 *US$ million*
Fixed assets		460.6		502.6
Jointly controlled entities and associates		22.5		40.4
Other investments		0.5		0.5
Investment properties		3.0		3.7
Deferred tax assets		2.3		2.5
Non-current livestock		4.6		4.8
Goodwill		2.7		2.8
Current assets	323.4		577.8	
Current liabilities	(586.4)		(857.6)	
Net current liabilities		(263.0)		(279.8)
Term loans		(27.3)		(14.3)
Net operating assets		205.9		263.2
Share capital		38.1		34.9
Reserves		(128.2)		(64.4)
Amount due to holding company		244.3		243.7
		154.2		214.2
Minority interests		51.7		49.0
		205.9		263.2

AGRI-BUSINESS PERFORMANCE SUMMARY

Turnover under management – agri-business projects in the PRC



US$mn
3,000
2,500
2,000
1,500
1,000
500
0
2,281.2
2,543.6
2,207.3
2,132.9
2,479.8
2000
2001
2002
2003
2004

Sales volume of day-old chicks in the PRC



Birds (mn)
500
400
300
200
100
0
416
436
364
345
355
2000
2001
2002
2003
2004

Sales volume of complete feed in the PRC



Tonnes (mn)
8
7
6
5
4
3
2
1
0
5.4
5.5
4.9
4.7
4.9
2000
2001
2002
2003
2004

TOTAL UNIT SALES OF MAJOR PRODUCTS

For the year ended 31st December, 2004

Complete feed *(tonnes)*	Concentrate *(tonnes)*	Premix *(tonnes)*	Day-old chicks *('000 birds)*	Broiler meat *(tonnes)*
4,868,898	717,920	125,082	355,415	235,316

ANALYSIS OF PRC AGRI-BUSINESS SALES AND PROFITABILITY

Category		Number of Projects	Sales *US$ million*
1.	Projects which were profitable in both 2003 and 2004	32	769.3
2.	Projects which became profitable in 2004	19	498.9
3.	Projects which incurred a loss in 2004	58	1,203.7
4.	Projects which commenced operation in 2004	1	7.9
	Total	110	2,479.8

Category		Number of Projects	Net profit/(loss) *US$ million*
1.	Projects which were profitable in both 2003 and 2004	32	44.0
2.	Projects which became profitable in 2004	19	10.3
3.	Projects which incurred a loss in 2004	58	(70.4)
4.	Projects which commenced operation in 2004	1	(0.4)
	Total	110	(16.5)

EK CHOR CHINA

The consolidated profit and loss account and balance sheet are set out as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2004 US$'000	2003 US$'000
Share of net profit of joint ventures	3,331	11,042
Gain on disposal of a jointly controlled entity	20,381	–
Other income	96	314
	23,808	11,356
Operating expenses	(3,559)	(5,132)
Net profit	20,249	6,224

CONSOLIDATED BALANCE SHEET

	2004 US$'000	2003 US$'000
Fixed assets	3,671	5,022
Long term investments	39,256	57,495
Current assets	68,388	21,935
Current liabilities	(3,475)	(1,525)
Net current assets	64,913	20,410
	107,840	82,927
Shareholders' fund	107,342	82,429
Minority interests	498	498
	107,840	82,927

UNIT SALES

		Unit sales for the years ended 31st December, 2004	2003	% Increase/ (Decrease) over 2003
Luoyang Motorcycle	– 50cc model	**28,077**	26,580	5.6
	– 70cc model	**370**	700	(47.1)
	– 90cc model	**82,190**	98,059	(16.2)
	– 100cc model	**98,696**	93,949	5.1
	– 110cc model	**90,719**	72,255	25.6
	– 125cc model	**53,042**	65,696	(19.3)
	– 150cc model	**4,233**	1,722	145.8
		357,327	358,961	(0.5)
Deni Carburetor	– Motorcycle carburetors	**5,469,370**	4,477,948	22.1
	– Automotive carburetors	**16,498**	15,156	8.9

The directors present their report together with the audited financial statements of the Company and the Group for the year ended 31st December, 2004.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding.

The subsidiaries, jointly controlled entities and associates of the Company are principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories for automotives and property and investment holding. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's loss for the year ended 31st December, 2004 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 30 to 115.

The directors do not recommend the payment of any dividend in respect of the year.

SUMMARY FINANCIAL INFORMATION

The consolidated assets, liabilities and minority interests, and results of the Group for the five years ended 31st December, 2004, as extracted from the published audited financial statements, are as follows:

	2004	2003	2002	2001	2000
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Total assets	**897,058**	1,020,778	1,109,076	1,081,488	1,340,541
Total liabilities	**794,238**	871,381	875,980	933,287	1,186,340
Minority interests	**51,672**	49,023	81,497	79,581	77,235
Shareholders' equity	**51,148**	100,374	151,599	68,620	76,966
	897,058	1,020,778	1,109,076	1,081,488	1,340,541
Net profit/(loss) from ordinary activities attributable to shareholders	**(62,386)**	(62,758)	92,602	(10,298)	(51,154)

The above summary does not form part of the audited financial statements.

FIXED ASSETS

Details of movements in the fixed assets of the Company and the Group during the year are set out in note 17 to the financial statements.

INVESTMENT PROPERTIES

Details of movements in the Group's investment properties are set out in note 18 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the Company's share capital and share options are set out in note 34 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 35 to the financial statements and in the consolidated summary statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

At 31st December, 2004, the Company had a contributed surplus of US$6,093,000 (2003: US$6,093,000) which is distributable to shareholders under certain prescribed circumstances. In addition, the Company's share premium account in the amount of US$51,210,000 (2003: US$51,210,000) may be distributed in the form of fully paid bonus shares.

DONATIONS

During the year, the Group made contributions for charitable and other purposes totalling US$233,000 (2003: US$1,411,000).

MAJOR CUSTOMERS AND SUPPLIERS

The turnover and purchases attributable to the five largest customers and suppliers accounted for less than 30% of the total Group's turnover and purchases for the year, respectively.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
- Jaran Chiaravanont
- Montri Jiaravanont
- Dhanin Chearavanont
- Sumet Jiaravanon
- Prasert Poongkumarn
- Min Tieanworn
- Thirayut Phitya-Isarakul
- Thanakorn Seriburi
- Veeravat Kanchanadul

Independent non-executive directors:
- Budiman Elkana
- Chidchai Vanasatidya (appointed on 30th September, 2004 and resigned on 8th March, 2005)
- Cheung Koon Yuet, Peter

In accordance with the Company's bye-law 82, Messrs. Thirayut Phitya-Isarakul, Thanakorn Seriburi, Veeravat Kanchanadul and Budiman Elkana will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The details of biographies of directors of the Company as at the date of this report are set out on pages 4 to 5 of this annual report.

The independent non-executive directors of the Company are appointed for a term of one year and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's bye-laws.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities ("Listing Rules") on the Stock Exchange of Hong Kong Limited ("Stock Exchange") and that the Company consider such directors to have remained independent.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Details of the directors' interests in contracts are set out in note 41 to the financial statements.

Except as disclosed in note 41, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At the balance sheet date, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) and were recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") contained in the Listing Rules, were as follows:

Long position in shares of the Company:

	Number of shares held, capacity and nature of interest					Percentage of the Company's issued share capital
Name of director/ chief executive	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Total number of shares	
Jaran Chiaravanont	843,750	–	–	–	843,750	0.04
Sumet Jiaravanon	1,004,014,695	–	–	–	1,004,014,695	46.51

Long positions in shares of associated corporation:

Name of director/ chief executive	Name of associated corporation	Relationship with the Company	Shares	Number of shares held	Capacity and nature of interest	Percentage of the associated corporation's issued share capital
Thanakorn Seriburi	Chia Tai Quanzhou Company Limited	Company's subsidiary	Ordinary shares	20,000	Directly beneficially owned	2.0

Save as disclosed above, as at 31st December, 2004, none of the directors and the chief executive or their associates had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.



SHARE OPTION SCHEMES

Apart from the share option schemes set out in note 34 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or their respective spouses or their minor children to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Concerning the share options granted during the year to the directors, substantial shareholders and employees, as detailed in note 34, the directors do not consider it appropriate to disclose a theoretical value of the options granted, because the value of share options calculated using theoretical models are subject to certain fundamental limitations, due to the subjective nature of and uncertainty relating to a number of the assumptions of expected future performance input to the model, and certain inherent limitations of the model itself.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At the balance sheet date, the following interests and short positions of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholders	*Notes*	Capacity and nature of interest	Number of shares held (1)	Percentage of the Company's issued share capital
Krung Thai Bank Public Company Limited	(2)	Person having a security interest in shares	1,004,014,695 (L)	46.51
CPI Holding Co., Ltd.	(3)	Beneficial owner	1,066,662,834 (L) 1,004,014,695 (S)	49.42 46.51
C.P. Intertrade Co., Ltd.	(3)	Interest of a controlled corporation	1,066,662,834 (L) 1,004,014,695 (S)	49.42 46.51

Notes:

(1) The letter "L" denotes a long position whilst the letter "S" denotes a short position.

(2) 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

(3) CPI Holding Co., Ltd. beneficially owned 1,066,662,834 shares. It also has a short position in 1,004,014,695 shares. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

Save as disclosed above, as at 31st December, 2004, no person (not being a director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

CONNECTED TRANSACTIONS

Certain transactions made during the year as set out in note 41 to the financial statements under the heading of "Related party transactions" were connected transactions. The transactions under note 41(b) and (c) constitute continuing connected transactions.

The independent non-executive directors have confirmed that the connected transactions arose in the ordinary and usual course of the Group's businesses and they were entered into based on normal commercial terms and in accordance with the terms of the agreements of the underlying transactions.

COMPETING BUSINESS

Pursuant to Rule 8.10(2) of the Listing Rules, details of the interests held by the directors of the Company in business, which compete or are likely to compete with the Company during the year, are disclosed as follows:

BEIJING DAFA CHIA TAI CO., LTD. ("BEIJING DAFA")

Beijing Dafa is a Sino-foreign owned enterprise established in the PRC, in which in previous years, Messrs. Dhanin Chearavanont and Sumet Jiaravanon, directors of the Company, owned 50% and 45% interests, respectively.

Beijing Dafa is engaged in the broiler integration business for both domestic consumption in the PRC and for export. Its turnover amounted to RMB1,475 million for the year ended 31st December, 2004. Beijing Dafa competed with those joint ventures of the Company which are engaged in a similar business during the year and previous years.

Pursuant to a sales and purchase agreement dated 16th December, 2004, a wholly-owned subsidiary of the Group acquired the holding company of Beijing Dafa, namely Chia Tai Livestock Company Limited ("CT Livestock") for a consideration of US$50. CT Livestock holds a 50% interest in Beijing Dafa. By virtue of the shareholding held through CT Livestock, the Group effectively holds a 50% interest in Beijing Dafa. Therefore, Beijing Dafa ceased to be a competing business to the Group after 16th December, 2004.

RULE 13.22 OF THE LISTING RULES

As at 31st December, 2004, the financial assistance and guarantees given to and for affiliates in aggregate amounted to approximately 51.0% of the consideration ratio test (as defined in Listing Rules).

The following information is hereby disclosed pursuant to Rule 13.22 of the Listing Rules:

i) The affiliates to which the Company has provided financial assistance are as follows:

Name of affiliates	% held by the Group
Beijing Chia Tai Livestock Co., Ltd.	33%
Beijing Dafa Chia Tai Co., Ltd.	50%
Beijing Poultry Breeding Company Limited	36%
Han Dan Chia Tai Feed Co., Ltd.	50%
Henan East Chia Tai Co., Ltd.	50%
Hunan Chia Tai Animal Husbandry Co., Ltd.	50%
Hunan Chia Tai Rice Industry Co., Ltd.	40%
Jilin Chia Tai Enterprise Co., Ltd.	50%
Jilin Da He Feedmill Co., Ltd.	29%
Jilin De Da Co., Ltd.	50%
Kaifeng Chia Tai Company Limited	50%
Nantong Rivermouth Bio-Tech Co., Ltd.	33%
Tangshan Chia Tai Feedmill Co., Ltd.	38%
Tianjin Chia Tai Machinery Company Limited	50%

Information extracted from the balance sheets of the affiliates as at 31st December, 2004, prepared on a combined 100% basis, are as follows:

	Total	Group's attributable interests
	US$'000	*US$'000*
Fixed assets	186,179	91,197
Other non-current assets	4,067	1,806
Current assets	148,610	72,232
Current liabilities	(356,405)	(174,447)
Net current liabilities	(207,795)	(102,215)
Non-current liabilities	(5,957)	(2,978)
Shareholders' funds	(23,506)	(12,190)

REPORT OF THE DIRECTORS (CONTINUED)

RULE 13.22 OF THE LISTING RULES (continued)

ii) The affiliates to which the Company has provided guarantees for facilities/loans offered to them are as follows:

Name of affiliates	% held by the Group
Beijing Dafa Chia Tai Co., Ltd.	50%
Chia Tai Group (Tianjin) Enterprise Co., Ltd.	50%
ECI-Metro Investment Co., Ltd.	50%
Han Dan Chia Tai Feed Co,. Ltd.	50%
Jilin Chia Tai Enterprise Co., Ltd.	50%
Kaifeng Chia Tai Company Limited	50%
Tianjin Chia Tai Machinery Company Limited	50%

Information extracted from the balance sheets of the affiliates as at 31st December, 2004, prepared on a combined 100% basis, are as follows:

	Total *US$'000*	Group's attributable interests *US$'000*
Fixed assets	68,785	34,392
Other non-current assets	4,868	2,434
Current assets	129,045	64,522
Current liabilities	(188,033)	(94,016)
Net current liabilities	(58,988)	(29,494)
Shareholders' funds	14,665	7,332

SUBSEQUENT EVENTS

Details of the subsequent events of the Group are set out in note 44 to the financial statements.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by this annual report.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of the Company's directors, the directors have complied with the required standard as set out in the Model Code throughout the accounting period covered by the annual report.

AUDIT COMMITTEE

The Audit Committee comprised the two independent non-executive directors of the Company. Upon the resignation of Mr. Chidchai Vanasatidya as independent non-executive director on 8th March, 2005, the Company only has two independent non-executive directors and the number of independent non-executive directors consequently fell below the minimum number required under Rule 3.10 (1) of the Listing Rules. The Company expects to appoint an additional independent non-executive director on or before 7th June, 2005. The establishment of the Audit Committee serves to enhance corporate governance practices. The principal duties of the Audit Committee include the reviewing and supervising of the Company's financial reporting process and internal controls. The Audit Committee met twice during the year to review the Company's financial statements prior to the finalisation of the interim and final results.

The Audit Committee has reviewed the audited financial results of the Company for 2004 with the Company executives and the external auditors and recommended their adoption by the Board.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, the directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31st December, 2004.

ON BEHALF OF THE BOARD

Sumet Jiaravanon
Director

Hong Kong
30th March, 2005

REPORT OF THE AUDITORS



To the members
C.P. Pokphand Co. Ltd.
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 30 to 115 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF THE AUDITORS (CONTINUED)

FUNDAMENTAL UNCERTAINTY RELATING TO THE GOING CONCERN BASIS

As further explained in note 1 to the financial statements, the Group has obtained further agreement from its lending banks and the holders of its floating rate notes (collectively referred to as the "Lenders") to a revised repayment schedule for its bank and floating rate note indebtedness and the second repayment schedule for such was further extended to 30th April, 2005 to cover a revised period of the restructuring. Note 1 to the financial statements summarises the key highlights of the Group's measures to generate additional working capital for the purpose of reducing its indebtedness. In forming our opinion, we have considered the adequacy of the disclosures made in note 1 to the financial statements, which explain the circumstances giving rise to concerns regarding the fundamental uncertainties relating to the adoption of the going concern basis of presentation. The financial statements have been prepared on a going concern basis, the validity of which depends upon the Group's ability to generate sufficient cash inflows from its operating activities and the successful outcomes of the proposed capital reorganisation and the proposed issue of the subscription shares. The financial statements do not include any adjustments that would result from the failure of the Group either to generate sufficient cash inflows from its operating activities, or successfully achieve the proposed capital reorganisation and the proposed issue of the subscription shares as planned. We consider that appropriate disclosures and estimates have been made in the financial statements and our opinion is not qualified in this respect.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2004 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
30th March, 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31st December, 2004

	Notes	2004 US$'000	2003 US$'000
TURNOVER			
Continuing operations		1,713,036	1,447,654
Discontinued operation	12	–	209,692
	5	1,713,036	1,657,346
Cost of sales		(1,550,580)	(1,492,465)
Gross profit		162,456	164,881
Selling and distribution costs		(61,608)	(69,431)
General and administrative expenses		(99,754)	(100,142)
Other income, net	7	5,998	1,099
Loss on disposal of discontinued operation	12	–	(18,413)
PROFIT/(LOSS) FROM OPERATING ACTIVITIES	8	7,092	(22,006)
Finance costs	9	(29,252)	(32,071)
Share of profits and losses of jointly controlled entities	21	(24,987)	5,146
Share of profits and losses of associates	22	2,220	(1,446)
LOSS BEFORE TAX			
Continuing operations		(44,927)	(47,868)
Discontinued operation	12	–	(2,509)
	13	(44,927)	(50,377)
Tax			
Continuing operations		(9,441)	(3,737)
Discontinued operation	12	–	(4,173)
	14	(9,441)	(7,910)
LOSS AFTER TAX		(54,368)	(58,287)
Minority interests		(8,018)	(4,471)
NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	15	(62,386)	(62,758)
Accumulated losses at beginning of year			
As previously reported		(105,716)	(49,650)
– effect of adopting IFRS 3	3, 24	8,884	–
As restated		(96,832)	(49,650)
ACCUMULATED LOSSES		(159,218)	(112,408)
Transfers from/(to) reserves	35	(922)	6,692
ACCUMULATED LOSSES AT END OF YEAR		(160,140)	(105,716)
LOSS PER SHARE – BASIC	16	(US cents 2.89)	(US cents 2.91)

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY
Year ended 31st December, 2004

	Notes	2004 US$'000	2003 US$'000
Effect of adopting IFRS 3, derecognition of negative goodwill as at 1st January, 2004	3, 24	8,884	–
Surplus/(Deficit) on revaluation of fixed assets	35	3,551	(717)
Exchange differences on translation of foreign currency financial statements and exchange realignment	35	(9)	(465)
Net gains/(losses) not recognised in the profit and loss account		3,542	(1,182)
Release of reserve upon disposal of a jointly controlled entity	35	101	–
Release of reserves upon disposals of subsidiaries	35	633	12,715
Net loss for the year attributable to shareholders	35	(62,386)	(62,758)
Total changes in equity		(49,226)	(51,225)

CONSOLIDATED BALANCE SHEET

31st December, 2004

	Notes	2004 US$'000	2003 US$'000
NON-CURRENT ASSETS			
Fixed assets	17	487,817	528,126
Investment properties	18	3,234	3,766
Non-current livestock	19	4,614	4,829
Interests in jointly controlled entities	21	35,970	73,989
Interests in associates	22	25,806	24,436
Long term investments	23	1,578	1,574
Goodwill and negative goodwill:	24		
Goodwill		2,703	2,820
Negative goodwill		–	(8,884)
Deferred tax assets	25	2,272	2,524
		563,994	633,180
CURRENT ASSETS			
Short term investments	26	–	11,290
Current livestock	27	13,140	15,391
Inventories	28	154,330	155,183
Accounts receivable, other receivables and deposits	29	58,311	116,463
Bills receivable		1,426	831
Tax recoverable		186	257
Amounts due from related companies	30	4,822	4,893
Cash held in escrow accounts	31	9,688	11,675
Fixed and pledged deposits		16,792	14,855
Cash and cash equivalents	31	74,369	56,760
		333,064	387,598

CONSOLIDATED BALANCE SHEET (CONTINUED)

31st December, 2004

	Notes	2004 US$'000	2003 US$'000
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	32	196,457	193,822
Bills payable		27,643	37,566
Tax payable		2,267	1,893
Provisions for staff bonuses and welfare benefits		6,116	6,000
Amounts due to related companies	30	7,819	9,103
Interest-bearing bank loans and other loans	33	526,596	459,622
		766,898	708,006
NET CURRENT LIABILITIES		(433,834)	(320,408)
		130,160	312,772
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other loans	33	(27,340)	(163,375)
		102,820	149,397
CAPITAL AND RESERVES			
Issued capital	34	107,924	107,924
Share premium account		51,210	51,210
Reserves	35	(107,986)	(58,760)
		51,148	100,374
MINORITY INTERESTS		51,672	49,023
		102,820	149,397

Thirayut Phitya-Isarakul
Director

Sumet Jiaravanon
Director

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31st December, 2004

	2004 US$'000	2003 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Loss before tax	(44,927)	(50,377)
Adjustments for:		
Finance costs	29,252	32,071
Share of profits and losses of jointly controlled entities and associates	22,767	(3,700)
Depreciation	54,228	70,972
Interest income	(1,167)	(1,065)
Amortisation of goodwill	–	250
Negative goodwill recognised as income	–	(808)
Impairment loss in respect of fixed assets	5,163	3,722
Impairment loss in respect of goodwill	7,004	1,830
Unrealised loss on short term investments	–	227
Unrealised gain on revaluation of livestock	–	(1,057)
Loss on disposal of fixed assets	3,439	4,693
Loss on disposal of a subsidiary	–	18,413
Gain on disposal of interests in subsidiaries, net	(4,574)	–
Gain on disposal of a jointly controlled entity	(20,381)	–
Loss/(Gain) on disposal of short term investments, net	7,580	(3,754)
Revaluation deficit on investment properties	613	8
Provision/(Write-back) of provision against inventories	811	(2,972)
Write-back of impairment provision for livestock	(55)	(309)
Provision for/(Write-back of) bad and doubtful debts	(4,256)	210
Operating profit before working capital changes	55,497	68,354
Working capital adjustments:		
Decrease in short term investments	–	351
Decrease/(Increase) in livestock	2,521	(8,566)
Increase in inventories	(4,980)	(22,575)
Decrease/(Increase) in accounts receivable, other receivables and deposits	55,796	(35,886)
Increase in bills receivable	(810)	(592)
Increase in amounts due from related companies	(31,109)	(163)
Decrease/(Increase) in cash held in escrow accounts	1,987	(590)
Increase in accounts payable, other payables and accrued expenses	21,838	18,837
(Decrease)/Increase in bills payable	(9,778)	31,983
Increase in amounts due to related companies	23,334	4,386
Cash generated from operations	114,296	55,539
Interest paid	(30,046)	(27,765)
Tax paid	(7,045)	(9,531)
Net cash inflow from operating activities		
Continuing operations	77,205	12,130
Discontinued operation	–	6,113
Total	77,205	18,243

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

Year ended 31st December, 2004

	Notes	2004 US$'000	2003 US$'000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of fixed assets		(35,539)	(47,767)
Purchases of additional interests in subsidiaries		–	(24,191)
Purchase of additional interests in jointly controlled entities		(4,617)	(482)
Acquisition of subsidiaries	38(a)	806	–
Disposals of subsidiaries	38(b)	(3,359)	13,472
Decrease/(Increase) in interests in jointly controlled entities		(17,519)	4,520
Decrease/(Increase) in interests in associates		203	(2,384)
Sales proceeds from disposal of fixed assets		5,814	1,850
Sales proceed from disposal of a jointly controlled entity		40,000	–
Sales proceeds from disposal of listed investments		3,710	23,757
Sales proceeds from disposal of short term investments		–	1,012
Dividends received from jointly controlled entities		8,856	10,686
Dividends received from associates		–	2,410
Interest received		1,167	1,065
Net cash outflow from investing activities			
Continuing operations		(478)	(7,579)
Discontinued operation		–	(8,473)
Total		(478)	(16,052)
CASH FLOWS FROM FINANCING ACTIVITIES:			
New bank and other borrowings		212,517	189,426
Repayments of bank and other borrowings		(264,321)	(211,174)
Decrease in fixed and pledged deposits		(1,937)	(13,165)
Increase/(Decrease) in minority interests		(5,369)	2,575
Net cash outflow from financing activities			
Continuing operations		(59,110)	(32,008)
Discontinued operation		–	(330)
Total		(59,110)	(32,338)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		17,617	(30,147)
Effect of exchange rate changes, net		(8)	(8,726)
Cash and cash equivalents at beginning of year		56,760	95,633
CASH AND CASH EQUIVALENTS AT END OF YEAR		74,369	56,760
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Time deposits		1,188	1,121
Cash and bank balances		73,181	55,639
		74,369	56,760

BALANCE SHEET

31st December, 2004

	Notes	2004 US$'000	2003 US$'000
NON-CURRENT ASSETS			
Fixed assets	17	178	50
Interests in subsidiaries	20	212,815	236,064
Interests in an associate	22	–	–
		212,993	236,114
CURRENT ASSETS			
Other receivables and deposits		298	290
Cash held in escrow accounts	31	9,688	11,675
Cash and cash equivalents	31	1,291	1,330
		11,277	13,295
CURRENT LIABILITIES			
Other payables and accrued expenses		1,861	1,103
Interest-bearing bank loans and other loans	33	171,853	54,970
		173,714	56,073
NET CURRENT LIABILITIES		(162,437)	(42,778)
		50,556	193,336
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other loans	33	–	(94,605)
		50,556	98,731
CAPITAL AND RESERVES			
Issued capital	34	107,924	107,924
Share premium account	35	51,210	51,210
Contributed surplus	35	6,093	6,093
Accumulated losses	36	(114,671)	(66,496)
		50,556	98,731

Thirayut Phitya-Isarakul
Director

Sumet Jiaravanon
Director

NOTES TO FINANCIAL STATEMENTS

31st December, 2004

1. BASIS OF PRESENTATION

As reported in the financial statements, the Group had net current liabilities of US$433,834,000 as at 31st December, 2004 (2003: US$320,408,000).

Since May 1998, the Company has been negotiating a restructuring plan, which includes asset disposal and debt repayment programmes with its lending banks and the holders of its floating rate notes (collectively referred to as the "Lenders").

On 28th February, 2001, the Company entered into a formal Group restructuring agreement (the "Agreement") with its lending banks. The Agreement provided for the Company's indebtedness and the indebtedness of the Company's subsidiaries participating in the restructuring scheme, to be paid down, according to a schedule, over a period up to 31st December, 2002 and for any remaining indebtedness to be refinanced thereafter. However, certain features of the restructuring were only to take effect upon the satisfaction of certain conditions precedent or conditions subsequent specified in the Agreement.

On 29th March, 2001, a meeting was held by the holders of the Company's floating rate notes who resolved to acknowledge the restructuring and amend the terms and conditions of the floating rate notes in accordance with the terms of the Agreement.

On 23rd October, 2001, the Company announced that certain amendments (the "First Amendment Agreement") had been made to the Agreement. The amendments related to an extension of the period of the restructuring by 12 months to 31st December, 2003.

On 29th October, 2003, further to the First Amendment Agreement, the Lenders agreed to a Second Amendment Agreement to amend the debt restructuring schedule and an extension of the period of the restructuring by another 12 months to 31st December, 2004.

On 22nd December, 2004, the Company entered into a Bridging Facility Agreement with a bank in Thailand to borrow a bridging loan of US$20,800,000. The loan was used to finance the repayment of above indebtedness in order to fulfill the debt restructuring schedule of 2004. The term of the bridging loan is one year from the date on which it is utilised by the Company. Notwithstanding the said term, it is provided in the Bridging Facility Agreement that the Company shall repay such bridging loan on the day it obtains a refinancing facility from any banks and financial institutions or it obtains a new credit facility from a financial institution, whichever is earlier.

The total amount of distributions to the Lenders in 2004 was US$86,600,000 (2003: US$28,000,000), of which US$1,566,000 (2003: US$473,000) was placed in escrow accounts for the purpose of settling future claims on the Company, if any, on debts guaranteed by the Company to its subsidiaries in the PRC. Upon the disposal of all its listed Indonesian shares in the current year, an amount of US$3,682,000 of the related guarantee was released from the escrow accounts and was utilised to repay the indebtedness of the Company. After the distributions made during the year, the remaining indebtedness at 31st December, 2004 was US$146,927,000 (2003: US$235,643,000).

1. BASIS OF PRESENTATION (continued)

On 14th January, 2005, the Lenders agreed to a Third Amendment Agreement and the amendment related to an extension of the period of the restructuring to 30th April, 2005.

In order to refinance its existing level of indebtedness, on 2nd March, 2005, the Company announced that it had been in discussion with certain banks and had received an offer from certain banks of a new loan facility of US$140,000,000, subject to various conditions including the execution of the relevant loan and security documentation. One of the conditions for the grant of the new loan facility is that, among other things, the Company would obtain new equity of US$30,000,000 which shall be applied together with the new loan facility to repay the Company's existing indebtedness to the Lenders and the bridging loan mentioned above, on or before 30th April, 2005.

In order to fulfill the equity requirement, on 2nd March, 2005, Worth Access Trading Limited, an associate of the controlling shareholders of the Company, entered into a subscription agreement with the Company for a conditional subscription of the subscription shares at a price of HK$0.32 each for an aggregate consideration of HK$234,000,000 (approximately US$30,000,000). Pursuant to the subscription agreement, the subscription shares will be issued with the warrants.

In order to fulfill the conditions for the proposed new equity by way of subscription, under which the subscription shares will be issued at HK$0.32 per subscription share, the directors have proposed that the share capital of the Company be reorganised. The implementation of the capital reorganisation will allow the Company, immediately following the capital reorganisation becoming effective, to proceed with the subscription upon the terms proposed. Further details are included in the public announcement of the Company dated 2nd March, 2005 and also note 34 to the financial statements. The Group expects that the above capital reorganisation and the subscription will be completed in April 2005.

The financial statements have been prepared on a going concern basis because the directors believe that:

(a) through certain restructuring and reorganisational measures, the Group's debt and liquidity position will be improved; and

(b) through the proposed capital reorganisation and the issue of subscription shares, total proceeds of approximately US$30,000,000 will be raised and therefore the Company will fulfill the condition of the new loan facility mentioned above.

Should the Group be unable to successfully generate sufficient cash inflows, be able to comply with the terms of the First, Second and Third Amendment Agreements, the proposed capital reorganisation and the issue of subscription shares, the basis of preparing the Group's current year's financial statements on a going concern basis may not be appropriate. Accordingly, adjustments would have to be made to restate the values of the Group's assets to their recoverable amounts in order to provide for any further liabilities which might arise and to reclassify the non-current assets and long term liabilities as current.

2. CORPORATE INFORMATION

The consolidated financial statements of the Company for the year ended 31st December, 2004 were authorised for issue in accordance with a resolution of the directors on 30th March, 2005. The Company is a limited liability company which is incorporated in Bermuda.

The registered office of the Company is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

During the year, the Group was involved in the following activities:

- feedmill and poultry operations and trading of agricultural products
- manufacturing and sale of motorcycles and accessories for automotives through its jointly controlled entities
- property and investment holding

The Group employed approximately 51,000 (2003: 53,000) employees as at 31st December, 2004.

3. IMPACT OF A NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

IFRS 3 "Business Combination" (including revised International Accounting Standard ("IAS") 36 Impairment of Assets and IAS 38 Intangible Assets) is effective for business combinations with an agreement date on or after 31st March, 2004. In respect of earlier business combination, an entity shall apply the IFRS prospectively, from the beginning of the first annual period beginning on or after 31st March, 2004.

The main features of the new and revised standards are:

- All business combinations within the scope of IFRS 3 are accounted for using the purchase method. The pooling of interests method is prohibited.

- Cost expected to be incurred to restructure an acquired entity's (or the acquirer's) activities are treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities.

- Intangible items acquired in a business combination must be recognised as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair values can be measured reliably.

- Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, are initially measured at fair value.

- Amortisation of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they are tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment.

3. IMPACT OF A NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") (continued)

The directors decided to early adopt the provisions of IFRS 3 (and the revised IAS 36 and IAS 38), from 1st January, 2004. The adoption of the new and revised standards has resulted in the Group ceasing annual goodwill amortisation and to test for impairment annually at the cash generating unit level from 1st January, 2004. The transitional provisions of IFRS 3 have required the Group to eliminate the carrying amount of the accumulated amortisation of goodwill of US$7,248,000 with a corresponding entry to goodwill.

Negative goodwill of US$8,884,000 existing at the date of adoption of the above IFRSs has been derecognised by way of adjustment to the opening reserves.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements are prepared in United States dollars and conform with International Financial Reporting Standards, which comprise standards and interpretations approved by the International Accounting Standards Board, and IAS and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment properties, certain fixed assets and short term and long term investments, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31st December, 2004 together with the Group's share of the post-acquisition results and reserves of its jointly controlled entities and associates. The results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint venture companies

Joint venture companies comprise companies operating, directly or indirectly, in the Mainland of the PRC as independent business entities. The joint venture agreements between the venturers stipulate the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which assets are to be realised upon its dissolution. The profits and losses from operations and any distribution of surplus assets are shared by the venturers either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreements.

A joint venture company is treated as:

(a) a subsidiary, if the Group has effective control, directly or indirectly, over the joint venture company;

(b) a jointly controlled entity, if neither the Group, nor its joint venture partners are in a position to exercise unilateral control over the economic activity of the joint venture company;

(c) an associate, if the Group holds, directly or indirectly, between 20% and 50% of the joint venture company's registered capital for the long term and is in a position to exercise significant influence over its management; or

(d) a long term investment, if the Group holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly controlled entities

A jointly controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly controlled entity.

The Group's share of the post-acquisition results and reserves of jointly controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates

An associate is a company, not being a subsidiary or a jointly controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets and goodwill recorded in the associates' own financial statements less any impairment losses.

If the Group's share of losses of an associate equals or exceeds the carrying amount of the investment, the Group will discontinue the investment including its share of further losses and the investment is reported at nil value. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the associate to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the consolidation of subsidiaries, and on the acquisition of jointly controlled entities and associates represents the excess of the purchase consideration paid for subsidiaries, jointly controlled entities and associates over the fair values ascribed to their net assets and contingent liabilities as at the date of acquisition.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. As further explained in note 3 to the financial statements, from 1st January, 2004, goodwill is not amortised and is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Negative goodwill

Negative goodwill arising on the acquisition of subsidiaries, jointly controlled entities and associates represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition. The carrying amount of negative goodwill at the beginning of 1st January, 2004 has been derecognised at that date, with a corresponding adjustment to the opening balance of accumulated losses. Negative goodwill on acquisitions for which the agreement date is on or after 1st January, 2004 is released to the profit and loss account immediately at the time of acquisition.

Impairment of assets

The carrying amounts of assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may exceed the recoverable amount. If, as a result of the review, it is determined that the carrying amount of an asset exceeds its recoverable amount, an impairment loss is immediately recognised in the profit and loss account. If an asset has been revalued, the impairment loss is initially debited to the revaluation reserve associated with that asset. If the impairment loss exceeds the revaluation reserve for that asset, any excess is recognised in the profit and loss account.

The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the estimated amount obtainable from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, less the costs of disposal. The value in use is the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, where this is not possible, for the cash-generating unit of which the assets form part.

If there is any indication that an impairment loss recognised for an asset may no longer exist or may have decreased, the recoverable amount is estimated and compared to the carrying amount. If there has been a change in the estimates used to determine an asset's recoverable amount since the last impairment loss was recognised, the carrying amount of the asset is increased to the recoverable amount, not exceeding the carrying amount the asset would have had if the impairment loss had not previously been recognised. Such reversals of impairment losses are credited to the profit and loss account unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets and depreciation

(i) Office premises

Office premises are stated at their open market values on the basis of annual valuations performed at the end of each financial year. Changes in the values of such premises are dealt with as movements in the fixed asset revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

Upon the disposal of the office premises, the relevant portion of the fixed asset revaluation reserve realised in respect of previous valuations is released and transferred directly to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of the office premises over their estimated useful lives.

(ii) Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of fixed assets in Hong Kong is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life.

Depreciation of fixed assets in the PRC is calculated in accordance with the relevant regulations in the PRC, which require that depreciation be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on an estimated residual value of 10% of the cost thereof, which in the opinion of directors represented the estimated recoverable amount upon disposal. The principal annual rates used for this purpose are as follows:

Industrial buildings in the PRC	2% – $4^1/_2$%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – $33^1/_3$%
Motor vehicles and transport facilities	9% – $33^1/_3$%

The above principal annual rates used are adopted based on PRC accounting principles and the rates are not materially different to those under IAS.

The rights to the use of sites in the PRC are amortised over the period of the rights.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets and depreciation (continued)

(iii) *Construction in progress*

Construction in progress represents the costs incurred in connection with the construction of silos, factories, warehouses and farms, and hatchery facilities. Interest on bank loans used to finance construction costs is capitalised in construction in progress. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Investment properties

Investment properties held on a short, medium or long term basis are not depreciated and are stated at open market value on the basis of annual valuations performed at the end of each financial year. Gains or losses arising from changes in the fair value of investment properties are included in the consolidated profit and loss account in the period in which they arise.

Investments

Listed and unlisted investments held on a long term basis are stated at estimated fair value. The gain or losses arising from changes in the value of the investments are credited or charged to the profit and loss account for the period in which they arise.

Short term investments are investments in equity securities held for trading purposes and are stated at fair value on an individual investment basis as at the balance sheet date. The gains or losses arising from changes in the value of a security are credited or charged to the profit and loss account for the period in which they arise.

The results of investee companies are included only to the extent of dividends received and receivable.

Inventories

Inventories are valued at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Livestock

Livestock is stated at fair value less estimated point-of-sale costs, except where the fair value cannot be measured reliably, in which case it is stated at cost less accumulated amortisation and any impairment. The fair value of livestock is determined based on market prices of livestock of similar age, breed and genetic merit.

Net increments or decrements in the fair value of livestock are included in the profit and loss account, determined as:

(a) the difference between the total fair value of the livestock recognised at the beginning of the financial year and the total fair value of the livestock recognised at the end of the financial year; and

(b) cost incurred during the financial year to acquire and breed livestock.

Leased assets

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the lower of the fair value or the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged or credited to the profit and loss account on the straight-line basis over the lease terms.

Foreign currencies

The financial statements are prepared in United States Dollars as there is trading of the Company's shares by way of American Depository Receipts in the United States. Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into United States dollars at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
31st December, 2004

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

On consolidation, the assets and liabilities of the Company, its subsidiaries, jointly controlled entities and associates are translated into United States dollars at the exchange rates ruling at the balance sheet date. The revenue and expenses are translated into United States dollars at the weighted average exchange rates for the year. All translation differences arising on consolidation are taken to the exchange equalisation reserve.

In translating the financial statements denominated in Renminbi into United States dollars, the exchange rate used is the rate of exchange as quoted by the People's Bank of China in the PRC.

Employee benefits

Retirement benefits schemes

The Group operates a defined Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

As stipulated by the regulations of the PRC government, each of the joint ventures in the PRC is required to make specific contributions to the state-controlled retirement plan at a rate of 6% to 29% of the total salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates. The joint ventures have no further obligation for post-retirement benefits beyond the annual contributions made.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on a time proportion basis over the lease terms;

(c) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(d) dividend income, when the shareholders' right to receive payment has been established.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or to exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including time deposits, which are not restricted as to use.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Financial instruments

Financial assets and financial liabilities carried in the balance sheet include cash and cash equivalents, investments on marketable securities, trade and other receivables and payables and borrowings. The Group recognises a financial asset or financial liability on the balance sheet when, and only when, it becomes a party to the contractual provision of the instrument.

Financial assets are classified into four categories:

(a) loans and receivables originated by the enterprise which are not held for trading;

(b) held-to-maturity investments;

(c) available-for-sale financial assets; and

(d) financial assets held for trading.

After initial recognition of a financial asset or financial liability at cost, the Group measures each major category of the financial instruments at either the reliable fair value or amortised cost in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Regular way purchases and sales of financial assets are accounted for at the trade date. The gains and losses arising from changes in the fair values of those trading financial assets/liabilities and available-for-sale financial assets that are measured at fair value subsequent to initial recognition are included in net profit or loss for the period.

The fair values of financial assets are determined as described in note 42 to the financial statements.

Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis, or to realise the asset and settle the liability simultaneously.

5. TURNOVER

Turnover represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of turnover by principal activity and geographical location of operations is as follows:

	GROUP	
	2004	2003
	US$'000	*US$'000*
By principal activity:		
Sales to/income from external customers:		
Feedmill and poultry operations	1,713,032	1,657,310
Property holding	4	36
	1,713,036	1,657,346
By geographical location:		
PRC:		
Hong Kong	4	36
Mainland	1,713,032	1,447,618
	1,713,036	1,447,654
Turkey (discontinued operation - *note 12*)	–	209,692
	1,713,036	1,657,346

The above analysis does not include the turnover of the Group's jointly controlled entities and associates, which is summarised in the combined results of jointly controlled entities and associates as set out in notes 21 and 22 to the financial statements, respectively.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

6. REVENUE

The total revenue for the year is analysed as follows:

	GROUP	
	2004	2003
	US$'000	*US$'000*
Sale of goods	1,712,423	1,657,073
Rental income	613	273
Turnover	1,713,036	1,657,346
Interest income	1,167	1,065
Total revenue for the year	1,714,203	1,658,411

7. OTHER INCOME, NET

	GROUP	
	2004	2003
	US$'000	*US$'000*
Negative goodwill recognised as income	–	808
Gain on disposal of interests in subsidiaries, net	4,574	–
Gain on disposal of a jointly controlled entity	20,381*	–
Gain/(Loss) on disposal of short term investments, net	(7,580)	3,754
Unrealised loss of short term investments	–	(227)
Unrealised gain on revaluation of livestock	–	1,057
Revaluation deficit on investment properties	(613)	(8)
Impairment loss in respect of fixed assets	(5,163)	(3,722)
Impairment loss in respect of goodwill	(7,004)	(1,830)
Interest income	1,167	1,065
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures	236	202
	5,998	1,099

* The gain relates to the disposal of the Group's entire 50% equity interest in Shanghai-Ek Chor General Machinery Co., Ltd. for a total consideration of US$40,000,000.

8. PROFIT/(LOSS) FROM OPERATING ACTIVITIES

	2004	2003
	US$'000	US$'000
The Group's profit/(loss) from operating activities is arrived at after crediting:		
Foreign exchange gains, net	–	1,521
Rental income, net of outgoings	613	273
Write-back of provision for bad and doubtful debts	4,526	–
Write-back of provision against inventories	–	2,972
Write-back of impairment provision for livestock	55	309
and after charging:		
Depreciation	54,228	70,972
Provision for bad and doubtful debts	271	210
Provision against inventories	811	–
Provision for long service payment	–	830
Loss on disposal of fixed assets, net	3,439	4,693
Loss arising from a fire incident of a subsidiary:		
Loss of monetary and non-monetary assets	–	10,003
Less: Reimbursement from insurance company	–	(9,875)
	–	128
Minimum lease payments under operating leases:		
Land and buildings	3,777	4,947
Plant and machinery	440	440
	4,217	5,387
Auditors' remuneration	633	716
Staff costs (including directors' remuneration – *note 10*)	93,287	99,960
Pension fund contributions	4,289	4,611
Goodwill:		
Amortisation for the year	–	250
Impairment arising during the year	7,004	1,830
Foreign exchange losses, net	117	–

9. FINANCE COSTS

	GROUP	
	2004	2003
	US$'000	US$'000
Interest expense on:		
Bank loans wholly repayable within five years	28,773	31,728
Other loans repayable within five years	479	343
	29,252	32,071

10. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Executive		Independent non-executive	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Fees	–	–	54	54
Other emoluments:				
Basic salaries, housing allowances, other allowances and benefits in kind	1,026	1,026	–	–
	1,026	1,026	54	54

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
	2004	2003
Nil – US$128,000 (equivalent to HK$Nil to HK$1,000,000)	9	8
US$128,001 – US$192,000 (equivalent to HK$1,000,001 – HK$1,500,000)	1	1
US$385,001 – US$449,000 (equivalent to HK$3,000,001 – HK$3,500,000)	1	1
US$449,001 – US$513,000 (equivalent to HK$3,500,001 – HK$4,000,000)	1	1
	12	11

10. DIRECTORS' REMUNERATION (continued)

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

During the year, 125,600,000 share options were granted to the directors in respect of their services to the Group, further details of which are set out in note 34 to the financial statements. No value in respect of the share options granted during the year has been charged to the profit and loss account, or is otherwise included in the above directors' remuneration disclosures.

11. FIVE HIGHEST PAID INDIVIDUALS

The five highest paid individuals during the year included two (2003: two) directors, details of whose remuneration are set out in note 10 above. The remuneration of the remaining three (2003: three) non-director, highest paid individuals for the year is analysed and fell within the bands set out below:

	GROUP	
	2004	2003
	US$'000	*US$'000*
Basic salaries, housing allowances, other allowances and benefits in kind	1,189	605

	Number of employees	
	2004	2003
US$128,001 – US$192,000 (equivalent to HK$1,000,001 – HK$1,500,000)	–	1
US$192,001 – US$256,000 (equivalent to HK$1,500,001 – HK$2,000,000)	–	2
US$256,001 – US$321,000 (equivalent to HK$2,000,001 – HK$2,500,000)	2	–
US$641,001 or above (equivalent to HK$5,000,000 or above)	1	–

12. DISCONTINUED OPERATION IN THE PRIOR YEAR

On 12th November, 2003, the Company publicly announced the decision of its board of directors to dispose of the whole of the Group's interest in its Turkish subsidiary, C.P. Standart Gida Sanayi ve Ticaret Anonim Sirketi ("CP Standart"), through a wholly-owned subsidiary of the Company, Charoen Pokphand Development (Turkey) Limited to a related party, CPF Investment Limited ("CPF Investment"), for a total consideration of US$22,000,000. The disposal generated a loss on disposal of discontinued operation of approximately US$18,413,000, which was included in the Group's loss from discontinued operation. The consideration was determined following commercial negotiation between the Company and CPF Investment after taking into account the financial performance and net tangible asset value of CP Standart in the financial years of 2001 and 2002. Further details of the transaction were set out in a circular dated 3rd December, 2003. The transaction was approved by the independent shareholders on 18th December, 2003 and completed on 31st December, 2003.

12. DISCONTINUED OPERATION IN THE PRIOR YEAR (continued)

The disposal formed part of the overall asset disposal programme contemplated under the Group's debt restructuring arrangements as further described in note 1 under the heading "Basis of Presentation". As the Group has been focusing on its agri-business in the PRC, the directors are of the view that the business operations of CP Standart in Turkey fall outside the current and future business focus of the Group.

The turnover, expenses and results of the Turkish subsidiary for the year ended 31st December, 2003 were as follows:

	2004 US$'000	2003 US$'000
TURNOVER	–	209,692
Cost of sales	–	(172,867)
Gross profit	–	36,825
Selling and distribution costs	–	(10,503)
General and administrative expenses	–	(9,221)
PROFIT FROM OPERATING ACTIVITIES	–	17,101
Finance costs	–	(1,197)
PROFIT BEFORE TAX	–	15,904*
Tax	–	(4,173)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	–	11,731

* The net loss from the discontinued operation presented on the consolidated profit and loss account in the prior year of approximately US$2,509,000, included the loss on disposal of CP Standart of approximately US$18,413,000.

13. SEGMENT INFORMATION

(a) Business segments

The following tables present revenue, loss and certain asset, liability and expenditure information for the Group's business segments.

GROUP

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacturing and sale of motorcycles and accessories for automotives* US$'000	Investment and property holding US$'000	Total US$'000
2004				
Segment results	7,524	(3,469)	(2,961)	1,094
Other revenue:				
Other income/(losses), net	(7,357)	20,381	(8,193)	4,831
Interest income				1,167
Finance costs				(29,252)
Share of profits and losses of jointly controlled entities	(29,505)	4,518	–	(24,987)
Share of profits and losses of associates	2,220	–	–	2,220
Loss before tax				(44,927)
2003				
Segment results				
Continuing operations	(6,967)	(4,820)	(9,440)	(21,227)
Discontinued operation	16,535	–	–	16,535
Other revenue:				
Other income/(losses), net	(3,975)	–	4,009	34
Interest income				1,065
Loss a disposal of discontinued operation	(18,413)	–	–	(18,413)
Finance costs				(32,071)
Share of profits and losses of jointly controlled entities	(10,591)	15,737	–	5,146
Share of profits and losses of associates	(1,446)	–	–	(1,446)
Loss before tax				(50,377)

* These activities were conducted through the Group's jointly controlled entities of its industrial sector.

13. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

GROUP

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacturing and sale of motorcycles and accessories for automotives* US$'000	Investment and property holding US$'000	Total US$'000
2004				
Interests in jointly controlled entities	(724)	36,694	–	35,970
Interests in associates	25,806	–	–	25,806
Segment assets	791,127	5,634	36,063	832,824
Unallocated assets				2,458
Total assets				897,058
Segment liabilities	247,214	5,475	2,084	254,773
Unallocated liabilities				539,465
Total liabilities				794,238
Other segment information:				
Additions to fixed assets	35,160	185	194	35,539
Depreciation	54,034	128	66	54,228
Impairment loss	12,112	–	–	12,112
2003				
Interests in jointly controlled entities	16,494	57,495	–	73,989
Interests in associates	24,436	–	–	24,436
Segment assets	880,113	6,337	33,122	919,572
Unallocated assets				2,781
Total assets				1,020,778
Segment liabilities	237,883	1,525	1,388	240,796
Unallocated liabilities				630,585
Total liabilities				871,381
Other segment information:				
Additions to fixed assets	47,736	3	28	47,767
Depreciation	70,120	134	718	70,972
Amortisation	250	–	–	250
Impairment loss	5,243	–	–	5,243
Loss on disposal of discontinued operation	18,413	–	–	18,413

* These activities were conducted through the Group's jointly controlled entities of its industrial sector.

13. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue, loss and certain asset, liability and expenditure information for the Group's geographical segments.

GROUP

	Continuing operations			Discontinued operation	
	PRC Hong Kong	PRC Mainland	Thailand and Indonesia	Turkey	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
2004					
Segment results	(5,041)	6,135	–	–	1,094
Other revenue:					
Other income/(losses), net	(613)	13,024	(7,580)	–	4,831
Interest income					1,167
Finance costs					(29,252)
Share of profits and losses of jointly controlled entities	–	(24,987)	–	–	(24,987)
Share of profits and losses of associates	–	2,220	–	–	2,220
Loss before tax					(44,927)
2003					
Segment results	(7,287)	(13,940)	–	16,535	(4,692)
Other revenue:					
Other income/(losses), net	(8)	(1,515)	1,557	–	34
Interest income					1,065
Loss on disposal of discontinued operation	–	–	–	(18,413)	(18,413)
Finance costs					(32,071)
Share of profits and losses of jointly controlled entities	–	5,146	–	–	5,146
Share of profits and losses of associates	–	(1,446)	–	–	(1,446)
Loss before tax					(50,377)

13. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

GROUP

	Continuing operations			Discontinued operation	
	PRC Hong Kong	PRC Mainland	Thailand and Indonesia	Turkey	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
2004					
Interests in jointly controlled entities	–	35,970	–	–	35,970
Interests in associates	–	25,806	–	–	25,806
Segment assets	24,310	808,514	–	–	832,824
Unallocated assets					2,458
Total assets					897,058
Segment liabilities	2,084	252,689	–	–	254,773
Unallocated liabilities					539,465
Total liabilities					794,238
Other segment information:					
Additions to fixed assets	194	35,345	–	–	35,539
Depreciation	66	54,162	–	–	54,228
Impairment loss	–	12,112	–	–	12,112
2003					
Interests in jointly controlled entities	–	73,989	–	–	73,989
Interests in associates	–	24,436	–	–	24,436
Segment assets	46,690	863,657	9,225	–	919,572
Unallocated assets					2,781
Total assets					1,020,778
Segment liabilities	1,396	239,400	–	–	240,796
Unallocated liabilities					630,585
Total liabilities					871,381
Other segment information:					
Additions to fixed assets	28	40,998	–	6,741	47,767
Depreciation	718	65,006	–	5,248	70,972
Amortisation	–	250	–	–	250
Impairment loss	–	5,243	–	–	5,243
Loss on disposal of discontinued operation	–	–	–	18,413	18,413

14. TAX

	GROUP	
	2004	2003
	US$'000	US$'000
The Company and subsidiaries:		
Provision for profits tax in respect of the year:		
PRC:		
Hong Kong	–	–
Mainland	7,515	5,367
Overseas	–	5,092
Deferred tax (*note 25*)	252	(3,441)
	7,767	7,018
Over provision in the prior year:		
PRC:		
Hong Kong	–	–
Mainland	(26)	(1,558)
Overseas	–	(1,218)
	(26)	(2,776)
Jointly controlled entities:		
PRC:		
Hong Kong	–	–
Mainland	1,053	3,668
	1,053	3,668
Associates:		
PRC:		
Hong Kong	–	–
Mainland	647	–
	647	–
Tax charge for the year	9,441	7,910

14. TAX (continued)

Hong Kong profits tax is calculated by applying the current tax rate of 17.5% (2003: 17.5%) to the estimated assessable profits which were earned in or derived from Hong Kong during the year.

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly controlled entities and associates are subject to income taxes at tax rates ranging from 10% to 33%.

A reconciliation between the provision for profits taxes computed by applying the applicable tax rates to the loss before tax and the actual provision for profits taxes is as follows:

	2004 US$'000	2003 US$'000
Loss before tax	(44,927)	(50,377)
Expected tax charge at the domestic tax rates applicable in the countries concerned, net	(11,348)	(10,765)
Non deductible expenses, net	6,325	3,012
Tax exemptions or reductions	(5,604)	(5,490)
Tax losses of subsidiaries, jointly controlled entities and associates	20,068	20,790
Effect of increase in tax rate on timing differences	–	363
Actual tax expense	9,441	7,910

15. NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The loss for the year of the Company dealt with in the consolidated profit and loss account amounted to US$48,175,000 (2003: US$52,653,000).

The Group's share of aggregate losses less profits retained by the jointly controlled entities for the year amounted to US$26,040,000 (2003: Aggregate profits less losses of US$1,821,000).

The Group's share of aggregate profits retained by the associates for the year amounted to US$1,573,000 (2003: Aggregate losses of US$1,446,000).

16. LOSS PER SHARE

The basic loss per share amount is calculated based on the net loss attributable to shareholders of US$62,386,000 (2003: US$62,758,000) and 2,158,480,786 (2003: 2,158,480,786) shares of the Company in issue during the year.

Diluted loss per share amounts for the years ended 31st December, 2004 and 2003 have not been disclosed as no diluting events existed during the two years.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

17. FIXED ASSETS

GROUP

	2004									2003
	Office premises in Hong Kong US$'000	Office premises in the Mainland China US$'000	Industrial buildings in the Mainland China US$'000	Rights to the use of sites US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000	Total US$'000
Cost or valuation:										
At beginning of year	6,030	8,516	290,729	48,715	488,502	67,552	27,817	16,278	954,139	968,465
Additions	-	-	2,243	2,822	4,591	3,609	1,837	20,437	35,539	47,767
Disposals	-	-	(5,745)	(718)	(8,841)	(2,967)	(3,415)	-	(21,686)	(20,290)
Revaluation	3,634	-	-	-	-	-	-	-	3,634	(800)
Transfer in/(out)	-	-	12,032	-	13,059	369	63	(25,523)	-	-
Transfer to investment properties	(81)	-	-	-	-	-	-	-	(81)	(5,520)
Acquisition of subsidiaries	-	-	3,428	378	2,928	148	56	-	6,938	-
Disposals of subsidiaries (*note 38 (b)*)	-	-	(9,680)	(4,063)	(7,368)	(649)	(241)	-	(22,001)	(40,708)
Exchange realignment	-	-	-	-	-	-	-	-	-	5,225
At end of year	9,583	8,516	293,007	47,134	492,871	68,062	26,117	11,192	956,482	954,139
Accumulated depreciation and impairment losses:										
At beginning of year	-	2,545	92,031	7,666	262,867	40,978	19,926	-	426,013	389,264
Depreciation provided during the year	83	229	14,122	1,195	32,466	3,954	2,179	-	54,228	70,972
Impairment losses provided during the year	-	-	1,054	-	4,075	28	6	-	5,163	3,722
Disposals	-	-	(2,194)	(76)	(5,164)	(2,206)	(2,627)	-	(12,267)	(13,747)
Revaluation	(83)	-	-	-	-	-	-	-	(83)	(83)
Transfer to investment properties	-	-	-	-	-	-	-	-	-	(3,273)
Disposals of subsidiaries (*note 38 (b)*)	-	-	(2,185)	(294)	(1,603)	(251)	(56)	-	(4,389)	(23,814)
Exchange realignment	-	-	-	-	-	-	-	-	-	2,972
At end of year	-	2,774	102,828	8,491	292,641	42,503	19,428	-	468,665	426,013
Net book value:										
At end of year	9,583	5,742	190,179	38,643	200,230	25,559	6,689	11,192	487,817	528,126
At beginning of year	6,030	5,971	198,698	41,049	225,635	26,574	7,891	16,278	528,126	579,201

The Group's land and buildings are analysed as follows:

	Hong Kong *US$'000*	Elsewhere *US$'000*	Total *US$'000*
Long term leases	9,583	–	9,583
Medium term leases	–	301,523	301,523
	9,583	301,523	311,106

17. FIXED ASSETS (continued)

An analysis of the cost or valuation of fixed assets as at 31st December, 2004 is as follows:

	Valuation	Cost	Total
	US$'000	*US$'000*	*US$'000*
Office premises in Hong Kong	9,583	–	9,583
Office premises in the Mainland China	8,516	–	8,516
Industrial buildings in the Mainland China	–	293,007	293,007
Rights to the use of sites	–	47,134	47,134
Plant and machinery	–	492,871	492,871
Furniture, fixtures and equipment	–	68,062	68,062
Motor vehicles and transport facilities	–	26,117	26,117
Construction in progress	–	11,192	11,192

The office premises in Hong Kong are held under long term leases. The properties were assessed by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis as at 31st December, 2004.

Had the Group's premises in Hong Kong been stated at cost less accumulated depreciation, the carrying amount of the premises as at 31st December, 2004 would have been US$1,554,000 (2003: US$1,596,000).

The office premises in the Mainland China are held under medium term leases and were assessed by B.I. Appraisals Limited, independent professionally qualified surveyors, on an open market basis at 18th March, 2005, which is considered by the directors approximate to the market value as at 31st December, 2004.

Had the Group's premises in the Mainland China been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2004 would have been US$5,742,000 (2003: US$5,971,000).

The industrial buildings in the Mainland China are held under medium term leases.

Certain of the Group's buildings and plant and machinery in the PRC have been pledged as securities for interest-bearing bank loans as further detailed in note 33 to the financial statements.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

17. FIXED ASSETS (continued)

COMPANY

	Furniture, fixtures and equipment	
	2004	2003
	US$'000	*US$'000*
Cost:		
At beginning of year	536	508
Additions	194	28
At end of year	730	536
Accumulated depreciation:		
At beginning of year	486	451
Provided during the year	66	35
At end of year	552	486
Net book value:		
At end of year	178	50
At beginning of year	50	57

18. INVESTMENT PROPERTIES

	GROUP	
	2004 US$'000	2003 US$'000
Long term leasehold land and buildings situated in Hong Kong, at valuation:		
At beginning of year	61	1,242
Transfers from/(to) fixed assets	81	(1,173)
Revaluation surplus/(deficit)	72	(8)
At end of year	214	61
Medium term leasehold buildings situated in the PRC, at valuation:		
At beginning of year	3,705	285
Transfers from/(to) fixed assets, net	(685)	3,420
At end of year	3,020	3,705
	3,234	3,766

The land and buildings in Hong Kong are held under long term leases. The property was assessed by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, as at 31st December, 2004.

The medium term leasehold buildings in the Mainland China were assessed by B.I. Appraisals Limited, Hainan Haixin Accountant Affairs Office and Wuhan Zheng Hao Certified Public Accountants, independent professionally qualified surveyors, on an open market basis, as at 31st December, 2004.

Details of the investment properties are as follows:

Location	Use
Portions of 21/F of Far East Finance Centre, 16 Harcourt Road, Hong Kong	Office premises for rental
Portions of Block 1, 12/F of Guang Hua Chang An Da Xia, Jiangguomenneidajie, Beijing, the PRC	Office premises for rental
Laocheng Development Zone, Chengmai Country, Hainan Province, the PRC	Industrial buildings for rental
Dahualing, Wuhan Jiang Xia District, Hubei Province, the PRC	Industrial buildings for rental

19. NON-CURRENT LIVESTOCK

	GROUP	
	2004 US$'000	2003 US$'000
Livestock:		
at fair value	3,763	4,217
at cost	851	612
	4,614	4,829
Physical quantity of pigs:		
Number of progeny pigs	48,361	50,544
Number of breeder pigs	9,817	9,365
	58,178	59,909

The Group's non-current livestock comprises progeny and breeder pigs owned by subsidiary companies. The progeny pigs are raised for sale. The breeder pigs are held to produce further progeny pigs. The fair value was determined based on the selling prices approximating those at the year end. Significant assumptions made in determining the fair value of the livestock are:

(i) Progeny pigs aged up to 17 weeks are valued at cost as no active or liquid markets exist for these pigs;

(ii) Progeny pigs aged 18 weeks and above are valued at fair value less estimated point-of-sale costs; and

(iii) Breeder pigs are valued at fair value less estimated point-of-sale costs.

	GROUP	
	2004 US$'000	2003 US$'000
Reconciliation of changes in the carrying amount:		
Balance at 1st January	4,829	1,624
Increase due to purchases/raising	17,863	9,944
Gains arising from changes in fair value less estimated point-of-sale costs, net	–	1,057
Decrease due to sales	(18,078)	(7,796)
Balance at 31st December	4,614	4,829

20. INTERESTS IN SUBSIDIARIES

	COMPANY	
	2004	2003
	US$'000	US$'000
Unlisted shares, at cost:	64,280	62,872
Amounts due from subsidiaries	311,646	335,238
Amounts due to subsidiaries	(74,711)	(107,987)
	301,215	290,123
Provision for impairment	(88,400)	(54,059)
	212,815	236,064

The amounts due from and to subsidiaries are unsecured, bear interest at rates ranging from 2.2% to 7.4% (2003: 1.6% to 4.0%) per annum and have no fixed terms of repayment.

Particulars of the Company's principal subsidiaries are presented on pages 98 to 112 of the financial statements.

21. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	GROUP	
	2004	2003
	US$'000	US$'000
Unlisted investments:		
Share of net assets	25,843	81,381
Amounts due from jointly controlled entities	19,684	3,573
Amounts due to jointly controlled entities	(4,217)	(5,625)
	41,310	79,329
Provision for impairment	(5,340)	(5,340)
	35,970	73,989

The amounts due from and to jointly controlled entities are unsecured, bear interest at rates ranging from 0% to 6.7% (2003: 0%) per annum and have no fixed terms of repayment.

Particulars of the jointly controlled entities are presented on pages 113 to 115 of the financial statements.

A significant number of the Group's interests in jointly controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 37 to the financial statements.

Under the terms of the joint venture agreements for these jointly controlled entities in the PRC, the Group is entitled to receive its attributable share of the net assets upon liquidation of the joint venture companies.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

21. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

The following summaries of financial information, prepared on a combined 100% basis, present the combined financial position and results of operations of all jointly controlled entities involved in the agri-business and industrial business as at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2004 and 2003:

	2004		2003	
	Agri-business in PRC US$'000	Industrial business in PRC US$'000	Agri-business in PRC US$'000	Industrial business in PRC US$'000
Fixed assets	209,278	43,406	171,276	71,460
Long term investments	904	175	816	14,444
Long term receivables and other assets	300	317	338	1,360
Current assets	178,033	102,476	239,481	174,113
Creditors: Amounts falling due within one year	(417,024)	(63,137)	(360,569)	(130,883)
Net current assets/(liabilities)	(238,991)	39,339	(121,088)	43,230
Creditors: Amounts falling due after one year	(5,958)	(10)	(9,552)	(18,947)
	(34,467)	83,227	41,790	111,547
Shareholders' funds	(34,467)	83,228	41,790	109,968
Minority interests	–	(1)	–	1,579
	(34,467)	83,227	41,790	111,547
Turnover	725,119	248,748	427,080	416,431
Profit/(Loss) before tax	(87,258)	12,259	(29,813)	33,819
Tax	(258)	(2,680)	(494)	(7,134)
Profit/(Loss) after tax	(87,516)	9,579	(30,307)	26,685
Minority interests' share of profits and losses	–	10	–	(299)
Profit/(Loss) attributable to shareholders	(87,516)	9,589	(30,307)	26,386
Group's proportionate share of profits and losses after tax for the year	(29,526)	3,486	(10,838)	12,316

Loss after tax of the agri-business in PRC included a write-off of irrecoverable input value-added-tax of approximately US$45,000,000 of a 50% jointly controlled entity (Group's share: US$22,500,000).

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

22. INTERESTS IN ASSOCIATES

	GROUP		COMPANY	
	2004	2003	2004	2003
	US$'000	*US$'000*	*US$'000*	*US$'000*
Unlisted investments:				
At cost	–	–	15,000	15,000
Share of net assets	10,881	9,308	–	–
Provision for non-recovery	–	–	(15,000)	(15,000)
	10,881	9,308	–	–
Amounts due from associates	15,045	15,128	14,773	14,773
Amounts due to associates	(120)	–	–	–
Provision for non-recovery	–	–	(14,773)	(14,773)
	25,806	24,436	–	–

The amounts due from and to associates are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the associates are presented on page 115 of the financial statements.

The Group's interests in associates are joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these associates are set out in note 37 to the financial statements.

Under the terms of the joint venture agreements, the Group is entitled to receive its attributable share of the net assets upon liquidation of the joint venture companies.

22. INTERESTS IN ASSOCIATES (continued)

The following summaries of financial information, prepared on a combined 100% basis, present the combined financial position and results of operations of all associates involved in the agri-business as at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2004 and 2003:

	Agri-business in PRC	
	2004	2003
	US$'000	*US$'000*
Fixed assets	17,672	25,541
Long term investments	6,527	5,975
Long term receivables and other assets	1,105	1,366
Current assets	35,590	33,335
Creditors: Amounts falling due within one year	(9,756)	(18,477)
Net current assets	25,834	14,858
	51,138	47,740
Shareholders' funds	50,303	47,740
Minority interests	835	–
	51,138	47,740
Turnover	129,909	113,524
Profit/(Loss) before tax	3,711	(3,116)
Tax	(1,294)	–
Profit/(Loss) after tax	2,417	(3,116)
Minority interests' share of losses	730	224
Profit/(Loss) attributable to shareholders	3,147	(2,892)
Group's proportionate share of profits and losses after tax for the year	1,573	(1,446)

23. LONG TERM INVESTMENTS

	GROUP	
	2004	2003
	US$'000	*US$'000*
Listed investment, at market value	524	520
Unlisted investments, at fair value	1,054	1,054
	1,578	1,574

24. GOODWILL AND NEGATIVE GOODWILL

Goodwill:

	GROUP	
	2004	2003
	US$'000	*US$'000*
At 1st January, net of accumulated amortisation	2,820	3,690
Additions arising from additional interests in subsidiaries acquired during the year	6,887	1,210
Impairment provided/amount amortised during the year	(7,004)	(2,080)
At 31st December	2,703	2,820

The directors decided to early adopt the provisions of IFRS 3. As at 1st January, 2004, goodwill was no longer amortised and was annually tested for impairment.

Negative goodwill:

As further explained in note 3 to the financial statements, upon the adoption of IFRS 3 during the year, negative goodwill of US$8,884,000, existing at the beginning of 1st January, 2004 was derecognised by way of an adjustment to opening accumulated losses.

Goodwill acquired through business combination has been allocated to feedmill and poultry operations. The recoverable amount has been determined based on a value in use calculation and the cash flow projections are based on financial budgets approved by senior management covering a five-year period.

The key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill are:

- Budgeted gross margin- the basis used to determine the value assigned to the budgeted gross margins is the average gross margin achieved in the year immediately before the budgeted year.

- Raw material price inflation- the basis used to determine the value assigned to the raw materials price inflation is the forecast price indices during the budgeted year where raw materials are sourced.

25. DEFERRED TAX

Deferred tax assets

	GROUP	
	2004	2003
	US$'000	US$'000
At beginning of year	2,524	862
Charges/(Credit) for the year (*note 14*):		
Decelerated depreciation for tax purposes	(6)	682
Losses available for offset against future taxable profit	(749)	1,805
Deferred tax charge resulting from origination of retirement benefits liability	–	811
Other temporary differences	503	143
	(252)	3,441
Exchange realignment	–	128
Upon disposal of a subsidiary	–	(1,907)
At end of year	2,272	2,524

At the balance sheet date, the deferred tax assets represented the tax effect of temporary differences on the following items:

	GROUP	
	2004	2003
	US$'000	US$'000
Decelerated depreciation for tax purposes	538	544
Losses available for offset against future taxable profit	1,056	1,805
Other temporary differences	678	175
	2,272	2,524

Deferred tax liabilities

Deferred tax has not been provided on the revaluation of the Group's investment properties because, in the opinion of the directors, the disposal of such properties would not result in a tax liability.

At the balance sheet date, the Group had unused tax losses amounting to US$209,311,000 (2003: US$163,000,000) for which a deferred tax asset has not been recognised, as it is not considered probable that taxable profits will be available against which the unused tax assets and unused tax losses can be utilised. The unused tax losses are due to expire within two to five years.

26. SHORT TERM INVESTMENTS

	GROUP	
	2004	2003
	US$'000	US$'000
Overseas listed investments, at market value	–	11,290

27. CURRENT LIVESTOCK

	GROUP	
	2004	2003
	US$'000	US$'000
Breeder chicks	7,521	10,995
Hatchable eggs	2,807	2,216
Day-old chicks	3,606	3,029
	13,934	16,240
Provision for impairment	(794)	(849)
	13,140	15,391

Due to the generally short breeding and raising cycle of the chicks and because an active market does not exist, these livestock are classified as current assets and stated at cost less impairment and a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the current financial year is not presented.

28. INVENTORIES

	GROUP	
	2004	2003
	US$'000	US$'000
Raw materials	97,266	105,368
Work in progress	12,856	8,582
Finished goods	50,943	47,157
	161,065	161,107
Provision against inventories	(6,735)	(5,924)
	154,330	155,183

The carrying amount of inventories included in the above that were carried at net realisable value as at the balance sheet date was US$33,940,000 (2003: US$28,989,000).

29. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit policy of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. An aged analysis of the accounts receivable, other receivables and deposits of the Group is as follows:

	GROUP	
	2004	2003
	US$'000	*US$'000*
Less than 90 days	22,826	24,334
91 to 180 days	936	1,537
181 to 360 days	1,449	398
Over 360 days	4,761	8,819
	29,972	35,088
Other receivables and deposits	38,750	96,042
	68,722	131,130
Provision for bad and doubtful debts	(10,411)	(14,667)
	58,311	116,463

30. AMOUNTS DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities.

31. CASH AND CASH EQUIVALENTS

	GROUP		COMPANY	
	2004	2003	2004	2003
	US$'000	*US$'000*	*US$'000*	*US$'000*
Time deposits	1,188	1,121	1,188	1,195
Cash and bank balances	82,869	67,314	9,791	11,810
	84,057	68,435	10,979	13,005
Less:				
Cash held in escrow accounts*	(9,688)	(11,675)	(9,688)	(11,675)
	74,369	56,760	1,291	1,330

* The purpose of setting up the escrow accounts is to settle further claims on the Company, if any, on debts guaranteed by the Company to its subsidiaries in the PRC.

32. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable, other payables and accrued expenses of the Group is as follows:

	GROUP	
	2004	2003
	US$'000	US$'000
Less than 90 days	92,189	94,444
91 to 180 days	6,329	7,421
181 to 360 days	4,530	3,404
Over 360 days	1,863	2,839
	104,911	108,108
Other payables and accrued expenses	91,546	85,714
	196,457	193,822

33. INTEREST-BEARING BANK LOANS AND OTHER LOANS

	GROUP		COMPANY	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Bank loans:				
Secured	174,954	192,717	–	–
Unsecured	275,447	269,856	68,525	47,205
	450,401	462,573	68,525	47,205
Short term other loans, unsecured	4,333	1,323	4,126	–
Floating rate notes, unsecured	99,202	159,101	99,202	102,370
	553,936	622,997	171,853	149,575
Amounts falling due within one year classified as current liabilities:				
Bank loans:				
Secured	(172,544)	(189,584)	(68,525)	–
Unsecured	(250,517)	(210,245)	–	(17,348)
Short term other loans	(4,333)	(1,323)	(4,126)	–
Floating rate notes	(99,202)	(58,470)	(99,202)	(37,622)
	(526,596)	(459,622)	(171,853)	(54,970)
Amounts falling due after one year	27,340	163,375	–	94,605
Bank loans and other loans repayable within a period:				
Not exceeding one year or on demand	526,596	459,622	171,853	54,970
Of more than one year, but not exceeding two years	14,920	154,168	–	94,605
Of more than two years, but not exceeding five years	12,420	9,207	–	–
	553,936	622,997	171,853	149,575

33. INTEREST-BEARING BANK LOANS AND OTHER LOANS (continued)

Certain of the Group's fixed assets located in the PRC with net book values of US$249,968,000 (2003: US$242,226,000) have been pledged as security for various short and long term bank loans.

Interest on the Group's bank loans is payable at various rates ranging from 2.2% to 7.4% (2003: 1.3% to 7.1%) per annum.

On 28th February, 2001, the Company entered into the formal Group restructuring agreement (the "Agreement") with its lending banks. On 29th March, 2001, a meeting was held by the holders of the floating rate notes and resolved to acknowledge the restructuring. Certain amendments were subsequently made to the Agreement on 23rd October, 2001 relating to an extension of the period of the restructuring by 12 months to 31st December, 2003. On 29th October, 2003, the Group further agreed with the Lenders to extend the debt restructuring schedule to 31st December, 2004. On 14th January, 2005, the Lenders agreed to a Third Amendment Agreement that the repayments of the bank loans and floating rate notes would be extended to 30th April, 2005. Accordingly, the Group's borrowings, including bank loans and floating rate notes were reclassified in accordance with the terms.

34. SHARE CAPITAL

Shares

	2004 *US$'000*	2003 *US$'000*
Authorised:		
3,000,000,000 ordinary shares of US$0.05 each	**150,000**	150,000
Issued and fully paid:		
2,158,480,786 ordinary shares of US$0.05 each	**107,924**	107,924

No repurchase of shares was made by the Company during the year or subsequent to the balance sheet date.

34. SHARE CAPITAL (continued)

Subsequent to the balance sheet, on 2nd March, 2005, the directors proposed that the share capital of the Company be reorganised in the following manner:

(i) the paid-up capital and nominal value of each issued share be reduced from US$0.05 to US$0.01 by cancelling paid-up capital to the extent of US$0.04 on each issued share (and the necessary amendment(s) be made to the bye-laws of the Company);

(ii) the authorised but unissued shares be cancelled and the authorised share capital of the Company be increased to the original level by the creation of the requisite number of shares of nominal value US$0.01 each in the share capital of the Company upon the capital reorganisation and becoming effective; and

(iii) the credit of approximately US$86,339,000 (based on the 2,158,480,786 shares in issue) or US$104,775,000 (based on the 2,619,376,942 shares in issue assuming the subscription rights attaching to all the outstanding share options are exercised before the capital reorganisation becomes effective) arising from the capital reduction will be applied to the contributed surplus account of the Company, where it may be utilised by the directors in accordance with the bye-laws of the Company and all applicable laws, including to eliminate the accumulated losses of the Company.

As mentioned in note 1 to the financial statements, the Company proposed to raise new equity by way of the subscription, under which the subscription shares will be issued at HK$0.32 per subscription shares. Under the Companies Act of Bermuda, it is not possible for the Company to issue the subscription shares at a price below the par value per share which stands at US$0.05 (approximately HK$0.39). The implementation of the capital reorganisation will allow the Company, immediately following the capital reorganisation becoming effective, to proceed with the subscription upon the terms proposed.

The implementation of the capital reorganisation is conditional upon, among other things:

(i) the passing of a special resolution to approve the capital reorganisation by the shareholders at the special general meeting;

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in the shares of nominal value of US$0.01 each; and

(iii) the proper compliance with section 46 of the Companies Act of Bermuda in relation to the capital reduction, including the publication of a notice in relation to the capital reduction in Bermuda and a certificate being signed by a director confirming that on the date as from which the capital reduction is to have effect, there are no reasonable grounds for believing that the Company is, and after the capital reduction, would be, unable to pay its liabilities as and when they fall due.

The proposed capital reorganisation is expected to be finalised in April 2005.

34. SHARE CAPITAL (continued)

Share option scheme

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors, senior executives and employees of the Group. The Scheme became effective since 10th April, 1992. During the year, the Company further approved 194,848,078 shares on 3rd May, 2004. Options granted under the Scheme can be exercised at any time during a period not exceeding ten years commencing from the date the option was adopted and expiring on the last day of such period or ten years from the date of grant.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time and with an aggregate value (based on the price of the Company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$10 in total by the grantee. The exercise period of the share options granted determinable by the directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of the offer of the share options or the expiry date of the Scheme, if earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; and (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer and (iii) the nominal value of the share.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

34. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the existing Scheme during the year:

Name or category of participant	Number of share options: At 1st January, 2004	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	At 31st December, 2004	Date of grant	Exercise period	Exercise price HK$	Price of Company's shares at the date of grant HK$
Directors										
Dhanin Chearavanont	12,800,000	–	–	–	–	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.39	0.315
		12,800,000	–	–	–	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.39	0.162
Sumet Jiaravanon	12,800,000	–	–	–	–	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.39	0.315
		12,800,000	–	–	–	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.39	0.162
Prasert Poongkumarn	21,584,807	–	–	–	–	21,584,807	26th February, 2003	26th February, 2003 to 25th February 2013	0.39	0.315
	18,479,248	–	–	(18,479,248)	–	–	20th May, 1994	20th May, 1994 to 20th May, 2004	1.752	2.19
		20,000,000	–	–	–	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.39	0.162
Min Tieanworn	21,584,807	–	–	–	–	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.39	0.315
		20,000,000	–	–	–	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.39	0.162

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

34. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the existing Scheme during the year: (continued)

Name or category of participant	Number of share options: At 1st January, 2004	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	At 31st December, 2004	Date of grant	Exercise period	Exercise price HK$	Price of Company's shares at the date of grant HK$
Directors (continued)										
Thirayut Phitya-Isarakul	25,000,000	-	-	-	-	25,000,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875	0.3875
	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.39	0.315
		20,000,000	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.39	0.162
Thanakorn Seriburi	17,500,000	-	-	-	-	17,500,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875	0.3875
	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.39	0.315
		20,000,000	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.39	0.162
Veeravat Kanchanadul	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.39	0.315
		20,000,000	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.39	0.162
Other senior executives in aggregate	82,324,043	-	-	-	-	82,324,043	26th February, 2003	26th February, 2003 to 25th February, 2013	0.39	0.315
		69,248,078	-	-	-	69,248,078	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.39	0.162
Other employees in aggregate	7,700,000	-	-	-	-	7,700,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875	0.3875
	284,527,326	194,848,078	-	(18,479,248)	-	460,896,156				

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

34. SHARE CAPITAL (continued)

Share option scheme (continued)

The Company's executive share options outstanding as at the balance sheet date were as follows:

Expiry date	Exercise price *HK$*	Number of shares issuable under the executive share options
10th August, 2008	0.3875	50,200,000
25th February, 2013	0.39	215,848,078
2nd May, 2014	0.39	194,848,078
		460,896,156

As at the balance sheet date, the Company had 460,896,156 share options outstanding under the Scheme which represented approximately 21.4% of the Company's shares in issue as at that date. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 460,896,156 additional ordinary shares and cash proceeds to the Company of approximately HK$179,624,000 (US$23,028,718) before the related issue expenses.

35. RESERVES

GROUP

	Contributed surplus	Fixed asset revaluation reserve	General reserve	Capital reserve	Reserve fund	Expansion fund	Exchange equalisation reserve	Accumulated losses	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1st January, 2003	6,093	9,347	(1,783)	36,912	22,766	13,727	(44,947)	(49,650)	(7,535)
Exchange realignment	-	1,539	(212)	891	-	-	(2,683)	-	(465)
Deficit on revaluation	-	(717)	-	-	-	-	-	-	(717)
Release upon disposal of a subsidiary *(note 38 (b))*	-	4,211	-	(7,442)	-	-	15,946	-	12,715
Transfer to retained earnings upon disposal of a subsidiary	-	(10,884)	1,744	-	-	-	-	9,140	-
Transfers from/(to) the profit and loss account	-	-	251	-	1,283	914	-	(2,448)	-
Loss for the year	-	-	-	-	-	-	-	(62,758)	(62,758)
At 31st December, 2003 and 1st January, 2004	6,093	3,496	-	30,361	24,049	14,641	(31,684)	(105,716)	(58,760)
Exchange realignment	-	-	-	-	-	-	(9)	-	(9)
Surplus on revaluation	-	3,551	-	-	-	-	-	-	3,551
Release upon disposals of subsidiaries *(note 38 (b))*	-	-	-	-	-	-	633	-	633
Release upon disposal of a jointly controlled entity	-	-	-	-	(4,167)	(5,438)	9,706	-	101
Transfers from/(to) the profit and loss account	-	-	-	-	788	134	-	(922)	-
Effect of adopting IFRS 3	-	-	-	-	-	-	-	8,884	8,884
Loss for the year	-	-	-	-	-	-	-	(62,386)	(62,386)
At 31st December, 2004	6,093	7,047	-	30,361	20,670	9,337	(21,354)	(160,140)	(107,986)

35. RESERVES (continued)

COMPANY

	Share premium account US$'000	Contributed surplus US$'000	Accumulated losses US$'000	Total US$'000
At 1st January, 2003	51,210	6,093	(13,843)	43,460
Loss for the year	–	–	(52,653)	(52,653)
At 31st December, 2003 and 1st January, 2004	51,210	6,093	(66,496)	(9,193)
Loss for the year	–	–	(48,175)	(48,175)
At 31st December, 2004	51,210	6,093	(114,671)	(57,368)

The contributed surplus originally represented the excess of the fair value of the share of net assets of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain prescribed circumstances.

The general reserve represents a reserve transferred from unappropriated profits in a subsidiary. The nature of the expansion and reserve funds are set out in note 36 below.

The capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years. The prior year's movement was related to the disposal of the Group's Turkish subsidiary.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

31st December, 2004

36. ACCUMULATED LOSSES

	GROUP	
	2004	2003
	US$'000	US$'000
Retained in:		
Company	(114,671)	(66,496)
Reversals of provisions for impairment losses of investments in subsidiaries and an associate	88,400	54,059
	(26,271)	(12,437)
Subsidiaries	(66,748)	(51,039)
Jointly controlled entities	(78,455)	(52,001)
Associates	11,334	9,761
	(160,140)	(105,716)

A significant number of the Group's interests in subsidiaries, jointly controlled entities and associates are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in the PRC are available for distribution in the form of cash dividends to each of the joint venture partners after the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves. These appropriations include the individual entity's reserve fund, expansion fund and funds for staff bonuses and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to income before arriving at a net profit in accordance with IAS.

The profit distributions of the PRC joint venture companies are declared and paid in Renminbi ("RMB"). In certain circumstances, if the joint venture has foreign currencies available after meeting its operational needs, the foreign investor in the joint venture may access such foreign currencies for profit distribution. Otherwise, such distributions to the Group outside the PRC have to be converted into foreign currencies through an approved exchange centre, successful arrangement of import substitutions, compensation trade or other means approved by the relevant authorities. Further details on distributions of RMB earnings are set out in note 37 below.

37. FOREIGN CURRENCY EXCHANGE

RMB is not freely convertible into foreign currencies. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China. Payments for imported materials and the remittance of earnings outside the PRC are subject to the availability of foreign currencies, which are dependent on the foreign currency denominated earnings of the joint ventures.

The products of the Company's subsidiaries, jointly controlled entities and associates operating in the PRC are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

In addition, to the extent that foreign currencies are not sufficient to pay distributions, the Group's share of distributions from the PRC subsidiaries, jointly controlled entities and associates have to be converted into foreign currencies through the exchange centre at the prevailing rates. The companies are not normally able to hedge their foreign exchange exposure because neither the Bank of China, nor other financial institutions authorised to engage in foreign exchange transactions in the PRC offer forward exchange contracts.

Should the RMB devalue against the United States dollar, it may reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly controlled entities and associates of the Company.

At 31st December, 2004, the exchange rate quoted by the People's Bank of China was approximately US$1.00 = RMB8.28 (2003: US$1.00 = RMB8.28).

38. NOTES TO THE CONSOLIDATED CASHFLOW STATEMENT

(a) Acquisition of subsidiaries

	2004 US$'000	2003 US$'000
Net assets acquired:		
Fixed assets	6,939	–
Long term investments	5	–
Interest in jointly controlled entities	(4,110)	–
Inventories	1,741	–
Accounts receivable, other receivables and deposits	205	–
Amounts due from related companies	456	–
Cash and bank balances	807	–
Accounts payable, other payables and accrued expenses	(1,294)	–
Amounts due to related companies	(4,657)	–
Interest-bearing bank loans	(6,978)	–
	(6,886)	–
Goodwill arising from acquisition	6,887	–
	1	–
Satisfied by:		
Cash	1	–

An analysis of net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2004 US$'000	2003 US$'000
Cash consideration	1	–
Cash and bank balances acquired	(807)	–
Net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(806)	–

From the date of acquisitions, the subsidiaries contributed US$1,420,000 profit to the Group. If the combination had taken place at the beginning of the year, the profits for the Group would have been US$7,812,000 and the revenue from continuing operations would have been US$34,492,000.

38. NOTES TO THE CONSOLIDATED CASHFLOW STATEMENT (continued)

(b) Disposals of subsidiaries

	Notes	2004 US$'000	2003 US$'000
Net assets disposed of:			
Fixed assets	17	17,612	16,894
Non-current livestock		–	11,592
Deferred tax assets		–	1,907
Inventories		6,763	18,248
Accounts receivable, other receivable and deposits		6,817	15,547
Amounts due from related companies		31,636	18
Bills receivable		215	–
Cash and bank balances		4,259	2,107
Fixed deposits		–	6,421
Accounts payable, other payables and accrued expenses		(21,587)	(22,483)
Amount due to a related company		(29,275)	–
Bills payable		(145)	–
Interest-bearing bank loans and other loans		(24,235)	(15,141)
Minority interests		–	(7,412)
		(7,940)	27,698
Release of reserves upon disposal	35	633	12,715
Transfer to interests in jointly controlled entities		3,633	–
Gain/(Loss) on disposal of a subsidiary recorded in the profit and loss account	7, 12	4,574	(18,413)
		900	22,000
Satisfied by:			
Cash		900	22,000

38. NOTES TO THE CONSOLIDATED CASHFLOW STATEMENT (continued)

(b) Disposals of subsidiaries (continued)

An analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposals of subsidiaries is as follows:

	2004 US$'000	2003 US$'000
Cash consideration	900	22,000
Cash and bank balances, disposed of	(4,259)	(8,528)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposals of subsidiaries	(3,359)	13,472

39. COMMITMENTS

As at the balance sheet date, the Group had the following commitments:

(i) Capital expenditure authorised, but not provided for in the financial statements, was as follows:

(a)

	GROUP		COMPANY	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Unpaid capital contributions to certain:				
Subsidiaries	16,807	16,836	–	–
Jointly controlled entities	–	–	–	–
	16,807	16,836	–	–
Machinery and equipment:				
Contracted for	6,042	7,282	–	–
Not contracted for	1,634	8,320	–	–
	7,676	15,602	–	–

39. COMMITMENTS (continued)

(i) Capital expenditure authorised, but not provided for in the financial statements, was as follows (continued):

(b) The Group's share of capital commitments of the jointly controlled entities was as follows:

	GROUP		COMPANY	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Contracted for	14	22	–	–
Not contracted for	–	59	–	–
	14	81	–	–

(ii) Operating lease arrangements – as lessee

(a) As at 31st December, 2004, the Group and the Company had total future minimum lease payments under non-cancellable operating leases as follows:

	GROUP		COMPANY	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Land and buildings:				
Within one year	1,794	1,867	–	–
In the second to fifth years, inclusive	5,988	4,948	–	–
Beyond five years	16,626	15,563	–	–
	24,408	22,378	–	–
Plant and machinery:				
Within one year	431	444	–	–
In the second to fifth years, inclusive	1,545	1,738	–	–
Beyond five years	598	814	–	–
	2,574	2,996	–	–

39. COMMITMENTS (continued)

(ii) Operating lease arrangements – as lessee (continued)

(b) The Group's share of operating lease commitments of the jointly controlled entities was as follows:

	GROUP		COMPANY	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Land and buildings:				
Within one year	217	307	–	–
In the second to fifth years, inclusive	565	1,189	–	–
Beyond five years	2,685	7,065	–	–
	3,467	8,561	–	–
Plant and machinery:				
Within one year	31	31	–	–
In the second to fifth years, inclusive	125	125	–	–
Beyond five years	799	801	–	–
	955	957	–	–

(iii) Operating lease arrangement – as lessor

As at 31st December, 2004, the Group and the Company had total future minimum lease receivables under non-cancellable operating leases as follows:

	GROUP		COMPANY	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Land and buildings:				
Within one year	261	171	–	–
In the second to fifth years, inclusive	851	953	–	–
Beyond five years	493	652	–	–
	1,605	1,776	–	–
Plant and machinery:				
Within one year	457	457	–	–
In the second to fifth years, inclusive	1,181	1,639	–	–
	1,638	2,096	–	–

40. CONTINGENT LIABILITIES

(i) Contingent liabilities in respect of guarantees at the balance sheet date not provided for in the financial statements were as follows:

	GROUP		COMPANY	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Guarantees given to banks in connection with facilities granted to:				
Jointly controlled entities	11,954	5,000	–	–
Related companies*	1,687	5,458	–	5,458
In respect of guarantees given to third parties and discounted bills of exchange	791	2,651	–	–
	14,432	13,109	–	5,458

* The prior year's amount was related to a guarantee given by the Company to the bank of a subsidiary of a related party.

(ii) One of the Group's associates (the "Associate") is being investigated by the Hong Kong Inland Revenue Department (the "IRD") regarding the prior years tax computations of certain of its subsidiaries (the "Subsidiaries"). The IRD has requested further information and explanations from the Subsidiaries. As at the date of signing the financial statements, the IRD has not issued any final assessments and there will be a court hearing for the case in May 2005.

The management of the Associate strongly believes that the prior years tax computations of these Subsidiaries were prepared on a proper basis. Accordingly, no additional provision has been recorded in the financial statements of the Associate. However, should the IRD's final assessments or the court hearing in May 2005 be against the Subsidiaries and should the Subsidiaries be required to pay the additional tax, the directors of the Company, based on current information, believe that the amount of the Group's share of the additional tax ultimately payable, would be immaterial to the Group.

41. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sales and purchase transactions, together with certain less significant commercial transactions, are with companies in which Messrs. Jaran Chiaravanont, Montri Jiaravanont, Dhanin Chearavanont, Sumet Jiaravanon, Min Tieanworn, Prasert Poongkumarn, Thirayut Phitya-Isarakul, Thanakorn Seriburi and Veeravat Kanchanadul, directors of the Company, have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are set out as follows:

		GROUP	
		2004	2003
	Notes	**US$'000**	*US$'000*
Sales of goods to jointly controlled entities and associates	(i)	**16,930**	20,210
Sales of goods to related companies	(i)	**58,852**	53,593
Sales of plant and machineries to a related company	(ii)	–	121
Purchases of raw materials from jointly controlled entities and associates	(iii)	**26,923**	20,288
Purchases of raw materials from related companies	(iii)	**19,104**	17,148

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The plant and machineries were sold at agreed prices as determined between parties.

(iii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the year, the Company paid an advisory fee of US$100,000 (2003: US$100,000) to Charoen Pokphand Group Company Limited for the provision of technical and management support services to the Group. The advisory fee was determined by reference to the agreed service fees between the parties.

Messrs. Jaran Chiaravanont, Montri Jiaravanont, Dhanin Chearavanont, Sumet Jiaravanon, Prasert Poongkumarn, Min Tieanworn, Thirayut Phitya-Isarakul, Thanakorn Seriburi and Veeravat Kanchanadul, directors of the Company, have beneficial interests in the share capital of Charoen Pokphand Group Company Limited.

41. RELATED PARTY TRANSACTIONS (continued)

(c) During the year, Hainan Chia Tai Animal Husbandry Co. Ltd., a wholly-owned subsidiary of the Company, received rental income of approximately US$610,000 from a related party, C.P. Aquaculture (Hainan) Co. Ltd.

(d) During the year, Everwell Developments Limited and Causeway Developments Limited, both of which are indirect wholly-owned subsidiaries of the Company, disposed of all their respective interests in P.T. Surya Hidup Satwa and P.T. Central Proteinaprima, both of which are listed on the Jakarta Stock Exchange, for a total consideration of US$4,800,000. Mr. Sumet Jiaravanon, an executive director, has substantial shareholdings in each of P.T. Surya Hidup Satwa and P.T. Central Proteinaprima.

(e) On 16th December, 2004, Chia Tai (China) Agro-Industrial Ltd., a wholly-owned subsidiary of the Company, entered into a share purchase and sales agreement with a related party, Great Splendid Investments Limited, to purchase its entire 100% interest in Chia Tai Livestock Company Limited for a total consideration of US$50. Further details are set out in note 38(a) to the financial statements.

42. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group is exposed to market risk including, primarily, changes in interest rates and currency exchange rates in connection with its risk management activities. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) Interest rate risk

The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

(b) Concentrations of credit risk

The Group places its cash deposits with major international banks and financial institutions. This investment policy limits the Group's exposure to concentrations of credit risk.

A significant portion of the Group's sales are to customers in the agricultural industry and, as such, the Group is directly affected by the well-being of that industry. However, the credit risk associated with trade receivables is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. The allowance for doubtful accounts is based upon the expected collectability of all accounts receivable.

42. FINANCIAL INSTRUMENTS (continued)

Financial risk management objectives and policies (continued)

(b) *Concentrations of credit risk (continued)*

For the industrial sector, the majority of cash from sales was maintained with state-owned banks and their subsidiaries in the Mainland China, with a small amount being placed with a local branch of a foreign bank. The jointly controlled entities market their products principally to related parties and independent distributors in the Mainland China.

(c) *Fair value of financial instruments*

(i) Cash and cash equivalents, accounts and bills receivable, and accounts and bills payable

Cash on hand and in banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 30-day terms, are recognised and carried at original invoice amount less allowances for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other amounts payable which are normally settled on 90-day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable and payable are carried at their fair values because of the immediate or short term maturity of these financial instruments.

(ii) Amounts due from/(to) related companies

Receivables from and payables to related companies are recognised and carried at cost.

(iii) Bank loans

The carrying amounts of bank loans approximate their fair values, based on the borrowing rates currently available for bank loans with similar terms and average maturity.

(iv) Floating rate notes

The carrying amounts of the floating rate notes approximate their fair values, based on current interest rates and remaining maturity.

43. FINANCIAL RISK MANAGEMENT STRATEGIES RELATING TO LIVESTOCK

The Group is exposed to financial risks arising from the change in cost and supply of feed ingredients and the selling price of progeny pigs and chicks and related products, all of which are determined by constantly changing market forces of supply and demand, and other factors. The other factors include environmental regulations, weather conditions and livestock diseases. The Group has little or no control over these conditions and factors.

The Group is subject to risks affecting the frozen food industry, generally, including risks posed by food spoilage and contamination. Specifically, the meat industry is regulated by numerous environmental, health and food safety organisations and regulatory sanctions. The Group has put into place systems to monitor food safety risks throughout all stages of manufacturing and processing to mitigate these risks.

The Group is subject to risks relating to its ability to maintain animal health status. Livestock health problems could adversely impact production and consumer confidence. The Group monitors the health of its livestock on a daily basis and have procedures in place to reduce potential exposure to infectious diseases. Although policies and procedures have been put into place, there is no guarantee that the Group will not be affected by disease epidemics.

The livestock industry is exposed to risks associated with the supply and price of raw materials. The shortage in the supply of raw materials will result in adverse fluctuations in the price of feeds and will ultimately increase the Group's production costs.

44. SUBSEQUENT EVENTS

On 2nd March, 2005, the Company announced its proposed capital reorganisation and the proposed issue of the subscription shares in relation to the debt restructuring. Further details are included in notes 1 and 34 to the financial statement, and in the public announcement dated 2nd March, 2005.

45. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 30th March, 2005.

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

SUBSIDIARIES

Details of the principal subsidiaries are as follows:

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held		Principal activities
			2004	2003	
Advance Motorcycle Co., Ltd.	US$50,000	British Virgin Islands	80%*	80%*	Investment holding
Advance Motorcycle Investment Co., Ltd.	US$100	British Virgin Islands	100%*	100%*	Investment holding
Beijing Heng Da Breed Tech Co., Ltd.	RMB5,785,430	PRC	100%*	100%*	Production and sales of chickens
C.P. Enterprises Cereal and Oil Industrial Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
C.P. Pokphand (Finance) Co., Ltd.	US$1,000	Cayman Islands	100%	100%	Investment holding
C.P. Standard Resources Limited	HK$2,000,000	Hong Kong	100%*	100%*	Trading
C.T. Progressive (Aquaculture) Ltd.	HK$100,000	Bermuda	100%	100%	Investment holding
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
C.T. Progressive (Investment) Ltd.	US$1,000	British Virgin Islands	100%	100%	Investment holding
C.T. Progressive (Trading) Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
Changsha Chia Tai Co., Ltd.	US$4,100,000	PRC	100%*	100%*	Production and sale of animal feeds

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held		Principal activities
			2004	2003	
Chengdu Chia Tai Company Limited	US$6,300,000	PRC	70%*	70%*	Production and sale of animal feeds and chickens
Chia Tai (China) Agro-Industrial Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
Chia Tai (China) Investment Co., Ltd.	US$38,000,000	PRC	100%	100%	Investment holding and trading
Chia Tai (Fuzhou) Company Limited	US$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Feedmill Company Limited	US$1,000 and US$2,500,000**	Hong Kong	66%*	66%*	Investment holding
Chia Tai Food Product (Shanghai) Co. Ltd.	US$3,000,000	PRC	100%	100%	Sale of agricultural products
Chia Tai Group (Tianjin) Enterprise Co., Ltd.	US$16,600,000	PRC	-	100%*	Production and sale of soybean products
Chia Tai Group (Tianjin) Real Estate Co., Ltd.	US$1,000,000	PRC	–	100%*	Property investment
Chia Tai Hainan Feedmill Company Limited	US$10,000	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Hebei Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Henan Company Limited	US$1,000	Hong Kong	100%*	100%*	Investment holding

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	2003	Principal activities
Chia Tai Hubei Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Hunan Company Limited	US$2 and US$2**	Hong Kong	100%*	100%*	Investment holding
Chia Tai Jiangxi Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Jilin Company Limited	US$1,800,000	Hong Kong	90%*	90%*	Investment holding
Chia Tai Jinxi Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Livestock Company Limited	USD500,000	Hong Kong	100%*	–	Investment holding
Chia Tai Neimenggu Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Poultry Company Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Quanzhou Company Limited	US$1,000,000	Hong Kong	95%*	95%*	Investment holding
Chia Tai Shandong Company Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Shanghai Company Limited	US$1,800,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Song Liao Company Limited	HK$100,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Shenyang Company Limited	HK$1,000,000	Hong Kong	100%*	–	Investment holding

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held		Principal activities
			2004	2003	
Chia Tai Taiyuan Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Urumqi Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Xiamen Company Limited	US$100,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Yongji Enterprise Co., Ltd.	RMB47,500,000	PRC	100%*	100%*	Production and sale of animal feeds
Chia Tai Yueyang Company Limited	US$9,550,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Chiatai (Wuhu) Co., Ltd.	RMB40,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Chongqing Chia Tai Company Limited	RMB30,000,000	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Chongqing Shuangqiao Chia Tai Co., Ltd.	RMB10,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Chu Zhou Chia Tai Co., Ltd.	RMB35,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Chu Zhou Advance Feed Tech Co., Ltd.	RMB6,000,000	PRC	100%*	100%*	Production and sale of animal feeds

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	2003	Principal activities
Dalian Chia Tai Enterprise Co., Ltd.	RMB20,000,000	PRC	100%*	100%*	Production and sale of animal feeds and chickens
Dun Hua Chia Tai Enterprises Co., Ltd.	RMB25,501,580	PRC	100%*	100%*	Production and sale of animal feeds
Ek Chor China Motorcycle Co. Ltd.	US$1,195,200	Bermuda	100%	100%	Investment holding
Ek Chor Company Limited	HK$27,800,000	Hong Kong	100%*	100%*	Investment holding
Ek Chor Development Limited	US$1	British Virgin Islands	100%*	100%*	Investment holding
Ek Chor Distribution (Shenyang) Property Company Limited	HK$2	Hong Kong	100%*	100%*	Property investment
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	100%*	100%*	Investment holding
Ek Chor Research and Management Co., Ltd.	US$100,000	British Virgin Islands	100%*	100%*	Investment holding
Fuzhou Da Fu Company Limited	RMB44,000,000	PRC	100%*	100%*	Production and sale of animal feeds and chickens
Ganzhou Chia Tai Co., Ltd.	RMB18,000,000	PRC	80%*	80%*	Production and sale of animal feeds
Grand Great Investments Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	2003	Principal activities
Guang An Chia Tai Co., Ltd.	RMB4,500,000	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Guanghan Chia Tai Feed Tech Co., Ltd.	RMB7,000,000	PRC	91%*	91%*	Production and sale of animal feeds
Guide Luck Limited	HK$10,000	Hong Kong	100%*	100%*	Property investment
Guilin Chia Tai Co., Ltd.	RMB31,000,000	PRC	85%*	85%*	Production and sale of animal feeds
Guizhou Chia Tai Enterprise Co., Ltd.	RMB80,500,000	PRC	88%*	88%*	Production and sale of chemicals
Hainan Chia Tai Animal Husbandry Co., Ltd.	US$4,000,000 and RMB20,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Hangzhou Advance Feed Tech Co., Ltd.	RMB5,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Hannick Limited	HK$2	Hong Kong	100%*	100%*	Property investment
Hefei Chia Tai Co., Ltd.	RMB105,000,000	PRC	100%*	100%*	Production and sale of animal feeds and chickens

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held		Principal activities
			2004	2003	
Heilongjiang Chia Tai Enterprise Co., Ltd.	US$30,080,000	PRC	80%*	80%*	Production and sale of animal feeds, chickens, processed meat and cereal and oil product
Heilongjiang Yongyuan Animal Technology Co., Ltd.	US$1,000,000	PRC	97%*	97%*	Production and sale of chickens
Hengyang Chia Tai Co., Ltd.	US$5,100,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Huai An Chia Tai Feed Co., Ltd.	RMB13,000,000	PRC	58%*	58%*	Production and sale of animal feeds
Huai Hua Chia Tai Co., Ltd.	US$4,587,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Huludao Chia Tai Co., Ltd.	RMB12,500,000	PRC	100%*	100%*	Production and sale of animal feeds
Inner Mongolia Chia Tai Co., Ltd.	US$4,325,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Jiamusi Chia Tai Co., Ltd.	US$6,000,000	PRC	65%*	65%*	Production and sale of animal feeds, cereal and oil products

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held		Principal activities
			2004	2003	
Jiang Jin Chia Tai Co., Ltd.	RMB7,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Jiangsu Huai Yin Chia Tai Co., Ltd.	RMB30,000,000	PRC	58%*	58%*	Production and sale of animal feeds
Jinan Chia Tai Company Limited	RMB10,500,000	PRC	65%*	65%*	Production and sale of animal feeds
Jiu Jiang Advance Feed Tech Co., Ltd.	RMB3,000,000	PRC	88%*	88%*	Production and sale of animal feeds
Jiu Jiang Chia Tai Feedstuff Co., Ltd.	RMB34,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Kunming Chia Tai Company Limited	US$6,405,300	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Lanzhou Chia Tai Company Limited	RMB35,000,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Liuzhou Advance Feed Tech Co., Ltd.	RMB5,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Meihekou Chia Tai Enterprise Co., Ltd.	RMB25,000,000	PRC	70%*	70%*	Production and sale of feeds

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	Percentage of equity capital held 2003	Principal activities
Mianyang Chia Tai Co., Ltd.	US$4,000,000	PRC	80%*	80%*	Production and sale of animal feeds
Nanchang Chia Tai Livestock Co., Ltd.	RMB32,550,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Nanjing Chia Tai Livestock Co., Ltd.	RMB16,000,000	PRC	100%*	100%*	Production and sale of ducklings
Nanning Chia Tai Animal Husbandry Company Limited	RMB33,908,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Nantong Chia Tai Co., Ltd.	US$16,500,000	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Nantong Chia Tai Feed Co., Ltd.	RMB30,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Nantong Chia Tai Tech Feed Co., Ltd.	RMB3,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Nanyang Chia Tai Co., Ltd.	RMB20,000,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Nei Jiang Chia Tai Feed & Poultry Co., Ltd.	US$3,900,000	PRC	70%*	70%*	Production and sale of animal feeds

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	Percentage of equity capital held 2003	Principal activities
Ningbo Chia Tai Agriculture Company Limited	RMB35,000,000	PRC	70%*	70%*	Production and sale of animal feeds and chickens
Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	US$40,000,000	PRC	100%*	100%*	Production and sale of cereal and oil products
Pingdingshan Chia Tai Co., Ltd.	US$2,761,321	PRC	70%*	70%*	Production and sale of animal feeds
Pucheng Chia Tai Biochemistry Co., Ltd.	RMB56,000,000	PRC	69%*	69%*	Production and sale of chlortetra
Qingdao Chia Tai Company Limited	US$30,000,000	PRC	100%*	100%*	Production and sale of animal feeds, chickens and processed meat
Qingdao Taifeng Livestock Technology Co., Ltd.	US$1,000,000	PRC	100%*	100%*	Production and sale of chickens
Qinhuangdao Chia Tai Co., Ltd.	RMB86,900,000	PRC	77%*	77%*	Production and sale of animal feeds, chickens and processed meat
Quanzhou Daquan L-Lysine Company Limited	RMB45,750,000	PRC	52%*	52%*	Manufacture and distribution of L-Lysine

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	Percentage of equity capital held 2003	Principal activities
Shaanxi Chia Tai Co., Ltd.	US$6,124,900	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Shangdong Chia Tai Ling Hua Bio-tech Co., Ltd.	RMB84,000,000	PRC	80%*	80%*	Manufacture and distribution of L-Lysine
Shangcai Advance Feed Tech Co., Ltd.	RMB3,500,000	PRC	100%*	100%*	Production and sale of animal feeds
Shang Cai Chia Tai Co., Ltd.	RMB33,100,000	PRC	95%*	95%*	Production and sale of animal feeds and chickens
Shanxi Chia Tai Company Limited	US$11,673,200	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Shenyang Advance Feed Tech Co., Ltd.	RMB5,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Shenyang Chia Tai Livestock Co., Ltd.	US$5,600,000	PRC	88%*	–	Production and sale of animal feeds
Shenyang Chia Tai Poultry Co., Ltd.	US$4,690,000	PRC	88.17%*	–	Production and sale of chickens
Shijiazhuang Chia Tai Company Limited	RMB22,000,000	PRC	100%*#	100%*#	Production and sale of animal feeds

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	2003	Principal activities
Shuangliu Chia Tai Co., Ltd.	US$4,000,000	PRC	70%*	70%*	Production and sale of animal feeds and chickens
Smart Gateway Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Smart Universe Investments Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Tai Zhou Chia Tai Co., Ltd.	RMB17,500,000	PRC	76%*	76%*	Production and sale of animal feeds
Tianjin Chia Tai Agro-Industrial Co., Ltd.	RMB48,000,000	PRC	100%*	100%*	Production and sale of animal feeds and chickens
Tianjin Chia Tai Feed Tech Company Limited	US$4,211,349	PRC	100%*	100%*	Production and sale of animal feeds
Tianjin Chia Tai Machinery Company Limited	US$2,737,602	PRC	–	100%*	Production and sale of machinery
Urumqi Chia Tai Company Limited	RMB34,250,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Weifang Advance Feed Tech Co., Ltd.	RMB3,500,000	PRC	100%*	100%*	Production and sale of animal feeds

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	Percentage of equity capital held 2003	Principal activities
Wenjiang Chia Tai Livestock Co., Ltd.	RMB43,400,000	PRC	70%*	70%*	Production and sale of chickens
Wide Master Investment Limited	HK$2	Hong Kong	100%*	100%*	Property investment
World Home Limited	HK$10,000	Hong Kong	100%*	100%*	Property investment
Wuhan Chia Tai Co., Ltd.	RMB22,000,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Wuhan Chia Tai Food Co., Ltd.	RMB93,000,000	PRC	90%*	90%*	Production and sale of chickens
Wuhan Jinke Biotechnology Co., Ltd.	RMB9,500,000	PRC	95%*	95%*	Sales and production of seeds and medicine
Xiamen Chia Tai Agriculture Co., Ltd.	RMB30,400,000	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Xiang Fan Chia Tai Agriculture Development Co., Ltd.	RMB60,000,000	PRC	85%*	85%*	Production and sale of seeds
Xiang Fan Chia Tai Co., Ltd.	RMB59,000,000	PRC	96%*	96%*	Production and sale of animal feeds and chickens

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	2003	Principal activities
Xianghe Chia Tai Co., Ltd.	US$6,900,000	PRC	100%*	100%*	Production and sale of animal feeds and poultry
Xiping Chia Tai Agriculture Development Co., Ltd.	RMB10,000,000	PRC	100%*	100%*	Operation of swine farms
Xuzhou Chia Tai Co., Ltd.	RMB16,000,000	PRC	65%*	65%*	Production and sale of animal feeds
Yi Chang Chia Tai Co., Ltd.	RMB57,000,000	PRC	100%*	100%*	Production and sale of animal feeds and operation of swine farms
Yi Chang Chia Tai Animal Husbandry Co., Ltd.	RMB11,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Yili Chia Tai Livestock Co., Ltd.	RMB5,000,000	PRC	91%*	91%*	Production and sale of animal feeds
Yinchuan Chia Tai Co., Ltd.	RMB6,000,000	PRC	85%*	85%*	Production and sale of animal feeds
Yongan Chia Tai Co., Ltd.	RMB7,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Yue Thai Industrial (Tianjin) Company Limited	HK$5,000,000	Hong Kong	–	100%*	Investment holding
Yueyang Chia Tai Agriculture and Animal Husbandry Development Co., Ltd.	RMB40,000,000	PRC	100%*	100%*	Production and sale of animal feeds

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2004	2003	Principal activities
Zhumadian Chia Tai Company Limited	RMB28,060,318	PRC	55%*	55%*	Production and sale of animal feeds
Zhumadian Huazhong Chia Tai Co., Ltd.	RMB72,000,000	PRC	70%*	70%*	Production and sale of chlortetra

* Held by subsidiaries

** Deferred share capital

\# 100% of the share capital is held, but the Group is only entitled to 85% of the subsidiary's earnings. The remaining 15% is attributable to a PRC entity.

All subsidiaries have their place of operations in Mainland China except for those subsidiaries which are incorporated or registered in Hong Kong and outside Mainland China.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

JOINTLY CONTROLLED ENTITIES

Details of the jointly controlled entities are as follows:

Name of company	Percentage of equity capital held 2004	2003	Principal activities
Beijing Chia Tai Feedmill Limited	33.2%	33.2%	Production and sale of animal feeds
Beijing Chia Tai Livestock Co. Limited	33.2%	33.2%	Production and sale of animal feeds
Beijing Dafa Chia Tai Co. Ltd.	50.0%	–	Production and sale of animal feeds, chickens and processed meat
Beijing Poultry Breeding Company Limited	36.0%	36.0%	Production and sale of chickens
Chia Tai Group (Tianjin) Enterprise Co., Ltd.	50.0%	–	Production and sale of soybean products
Chia Tai Group (Tianjin) Real Estate Co., Ltd.	50.0%	–	Property investment
Dong Fang Chia Tai Seed Co., Ltd.	50.0%	50.0%	Production and sale of seeds
ECI Metro Investment Co., Ltd.	50.0%	50.0%	Investment holding and trading of machinery and spare parts
ECI Metro Trading (Shanghai) Co., Ltd.	50.0%	50.0%	Trading of Caterpillar products
Gansu ECI - Metro Engineering Machinery Service Co., Ltd.	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Guizhou ECI - Metro Machinery Co., Ltd.	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Han Dan Chia Tai Feed Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds
Henan East Chia Tai Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds and operations of swine farms
Hunan Chia Tai Animal Husbandry Co., Ltd.	50.0%	50.0%	Operation of swine farms
Hunan Chia Tai Rice Industry Co., Ltd.	40.0%	40.0%	Production and sale of quality rice

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Percentage of equity capital held 2004	2003	Principal activities
Jiangsu Chia Tai Seeds Co., Ltd.	60.0%*	60.0%*	Production and sale of seeds
Jilin Chia Tai Company Limited	45.0%	45.0%	Production and sale of animal feeds and chickens
Jilin Chia Tai Enterprise Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds
Jilin Da He Feedmill Co., Ltd.	29.3%	29.3%	Production and sale of animal feeds
Jilin De Da Company Limited	50.0%	50.0%	Production and sale of animal feeds, chickens, processed meat and cereal and oil products
Kaifeng Chia Tai Company Limited	50.0%	50.0%	Production and sale of animal feeds, chickens and cereal and oil products
Luoyang Northern Ek Chor Motorcycle Company Limited	55.0%*	55.0%*	Production and sale of motorcycles
Qinghai ECI-Metro Engineering Machinery Service Co., Ltd.	50.0%	50.0%	Production of Caterpillar machinery repair and maintenance services
Shaanxi ECI-Metro Engineering Machinery Service Co., Ltd.	50.0%	50.0%	Production of Caterpillar machinery repair and maintenance services
Shanghai Dahua Industrial Appliances Co., Ltd.	25.0%	25.0%	Production and sale of husbandry appliances
Sichuan ECI - Metro Machinery Co., Ltd.	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Tangshan Chia Tai Feedmill Co., Ltd.	38.3%	38.3%	Production and sale of animal feeds
Tianjin Chia Tai Machinery Company Limited	50.0%*	–	Production and sale of machinery
Yue Thai Industrial (Tianjin) Company Limited	50.0%*	–	Investment holding

LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Name of company	Percentage of equity capital held 2004	2003	Principal activities
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	28.0%	28.0%	Production and sale of motorcycle and automotive carburetors

* Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activity of these joint venture companies, the Group's interests therein are classified as interests in jointly controlled entities.

ASSOCIATES

Name of company	Percentage of equity capital held 2004	2003	Principal activities
Conti Chia Tai International Limited	50.0%	50.0%	Production and sale of animal feeds and premix and the operation of chicken and swine farms
Lotus Distribution International Limited	30.0%	30.0%	Investment holding

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Tuesday, 7th June, 2005 at 9:30 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31st December, 2004;

2. To fix the number of Directors;

3. To elect retiring Directors;

4. To appoint Auditors and to authorise the Directors to fix their remuneration; and

5. (By way of special business) to consider, and, if thought fit, pass with or without amendments the following Resolutions as Ordinary Resolutions:

   A. "THAT:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

   (c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;



(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "**THAT**, conditional upon the Resolutions numbered A and B in paragraph 5 of the notice convening this Meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the Resolution numbered A of the notice convening this Meeting be and is hereby extended by the addition thereon of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution numbered B of the notice convening this Meeting provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said Resolution."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 12th April, 2005

As at the date of this notice, the Board comprise nine executive Directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive Directors, namely Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.

Notes:

1. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not also be a member of the Company.

2. In order to be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting.

3. Regarding Resolution 3 above, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi, Mr. Veeravat Kanchanadul and Mr. Budiman Elkana will retire and, being eligible, offer themselves for re-election at the Meeting. For particulars of these Directors required to be disclosed by the Listing Rules, shareholders may refer to the annual report.

4. Shareholders are recommended to read the Explanatory Statement appended to the annual report which contains important information concerning the above Resolution 5.



5. The Directors' general mandate to deal with the authorised but unissued share capital of the Company is proposed to be renewed by virtue of the Resolutions set out as Resolutions A and C in paragraph 5 of the above notice, although the Directors wish to state that they have no present intention to repurchase any existing shares of the Company.

6. Pursuant to the existing bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three members present in person or by proxy and entitled to vote; or (iii) by any member or members present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or (iv) by a member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.


119

DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE FORTHCOMING ANNUAL GENERAL MEETING

The followings are the biographical details of Messrs. Thirayut Phitya-Isarakul, Thanakorn Seriburi, Veeravat Kanchanadul and Budiman Elkana, all of whom shall retire by rotation at the Annual General Meeting in accordance with the Company's bye-law 82 and being eligible, have offered themselves for re-election.

Mr. Thirayut Phitya-Isarakul, aged 63, is the President and has been a Director of the Company since 1988. He is also the Vice Chairman of the Charoen Pokphand Group and the Vice Chairman of the agro-industrial division of the Group. He has extensive experience in agro-industrial operations in Asia and elsewhere. Mr. Phitya-Isarakul holds directorship in a number of subsidiaries of the Group. He held no directorship in other listed public companies in the last three years.

Mr. Phitya-Isarakul is the brother of Mr. Thanakorn Seriburi, a Director of the Company. Save for the relationship mentioned above, Mr. Phitya-Isarakul does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at 12th April, 2005, Mr. Phitya-Isarakul has been granted options to subscribe for 66,584,807 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Phitya-Isarakul was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. For the year ended 31st December, 2004, Mr. Phitya-Isarakul has not received any remuneration.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the shareholders.

Mr. Thanakorn Seriburi, aged 60, has been a Director of the Company since 1988. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the automotive and other industrial division of the Group. He has been working since 1979 on investment projects for the Group in the PRC. He has extensive experience in industrial operations in Asia and elsewhere. Mr. Seriburi holds directorship in a number of subsidiaries of the Group. He was a director of Ek Chor China Motorcycle Co. Ltd. (a New York listed public company which was privatised in 2003).

Mr. Seriburi is the brother of Mr. Thirayut Phitya-Isarakul, a Director of the Company. Save for the relationship mentioned above, Mr. Seriburi does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at 12th April, 2005, Mr. Seriburi has long position in 20,000 shares of Chia Tai Quanzhou Company Limited, an associated corporation of the Company and he has been granted options to subscribe for 59,084,807 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Seriburi was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. For the year ended 31st December, 2004, Mr. Seriburi received emoluments of US$455,000. His emoluments are determined with reference to his duties, responsibilities and performance within the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the shareholders.



DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE FORTHCOMING ANNUAL GENERAL MEETING (CONTINUED)

Mr. Veeravat Kanchanadul, aged 67, has been a Director of the Company since 1988. He was formerly Dean of the Business Administration Faculty, National Institute of Development Administration, Thailand. He has been with the Charoen Pokphand Group since 1980. He is currently a senior finance executive of the Group. Mr. Kanchanadul holds directorship in certain subsidiaries of the Group. He is also director of Charoen Pokphand Foods Public Company Limited, a Thai listed public company.

Mr. Kanchanadul does not have any relationships with any directors, senior management and substantial or controlling shareholders of the Company. As at 12th April, 2005, Mr. Kanchanadul has been granted options to subscribe for 41,584,807 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Kanchanadul was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. For the year ended 31st December, 2004, Mr. Kanchanadul has not received any remuneration.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the shareholders.

Mr. Budiman Elkana, aged 74, has been an Independent Non-executive Director of the Company since 1999. He received both his Bachelor of Business Administration and Master of Accounting from the University of Indonesia and began his career in the public accounting profession in 1959. He was the Partner of SGV Utomo and the Managing Partner of Andersen Consulting in Indonesia. He has extensive experience in the fields of audit and management consultancy. He is the Chairman of the Audit Committee of the Company. Mr. Elkana held no directorship in other listed public companies in the last three years.

Mr. Elkana does not have any relationships with any directors, senior management and substantial or controlling shareholders of the Company. As at 12th April, 2005, Mr. Elkana does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Elkana was appointed for a term of one year and is subject to retirement by rotation and re-election in accordance with the Company's bye-laws. For the year ended 31st December, 2004, he received from the Company a director's fee of HK$180,000 which is determined based on his anticipated time and effort to be spent on the Company's matter.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the shareholders.

EXPLANATORY STATEMENT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

EXPLANATORY STATEMENT

It is proposed that at the 2005 Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company"), a resolution will be proposed granting the directors of the Company (the "Directors") a general mandate to repurchase shares in its capital ("Shares"), since the previous general mandate granted to the Directors at the 2004 Annual General Meeting of the Company (or if the general mandate to repurchase Shares is granted to the Directors at the special general meeting of the Company to be held on or around 21st April, 2005, such general mandate) will expire at the forthcoming Annual General Meeting. In accordance with The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company is required to send to shareholders an explanatory statement (the "Explanatory Statement") containing all the information reasonably necessary to enable shareholders to make an informed decision on whether to vote for or against the above-mentioned resolution.

The purpose of the Explanatory Statement is to set out information required to be given to shareholders regarding the proposed granting to the Directors of a general mandate to repurchase Shares. The Shares proposed to be repurchased by the Company are fully paid-up.

(a) Exercise of the general mandate to repurchase Shares

The Resolution set out as Resolution B in paragraph 5 of the Notice convening the 2005 Annual General Meeting will, if passed, give a general unconditional mandate to the Directors (the "Share Repurchase Mandate") to repurchase on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") Shares representing up to 10% of its share capital in issue at the date of such Resolutions at any time until the next Annual General Meeting of the Company of any earlier date as referred to in that Resolution (the "Relevant Period"). All repurchases of Shares on the Stock Exchange by the Company must be approved in advance by an ordinary resolution either by way of a general mandate or by specific approval in relation to specific transactions.

Accordingly, exercise in full of the Share Repurchase Mandate (on the basis of 2,158,480,786 Shares in issue as at 12th April, 2005, being the latest practicable date prior to the printing of the Explanatory Statement) would result in up to 215,848,078 Shares being repurchased by the Company during the Relevant Period.

(b) Reasons for the repurchases

The Directors believe that the flexibility afforded to them by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases pursuant to such mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or its earnings per share and the liquidity of the Shares on the Stock Exchange.

(c) Funding of repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda (under which the Company was incorporated). The Directors propose that any Shares repurchased under the Share Repurchase Mandate would be financed from capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

If the Share Repurchase Mandate is exercised in full, there may be a material adverse effect on the working capital requirements of the Company or the gearing levels, as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2004. The Directors will consider the financial conditions of the Company prevailing at the time whenever they consider exercising the repurchased mandate and do not propose to exercise such mandate to such an extend as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company at the time of the relevant repurchases unless the Directors determine that such repurchases are, taking account of all relevant factors, in the best interests of the Company.

(d) Share prices

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the twelve months preceding the issue of the Explanatory Statement are as follows:

	Highest	Lowest
	HK$	*HK$*
2004		
April	0.217	0.166
May	0.162	0.125
June	0.143	0.125
July	0.135	0.121
August	0.139	0.130
September	0.160	0.134
October	0.184	0.140
November	0.239	0.160
December	0.240	0.218
2005		
January	0.420	0.219
February	0.410	0.305
March	0.430	0.345
April (up to 12th April)	0.405	0.380

(e) **General**

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company in the event that the Share Repurchase Mandate is approved by the shareholders.

The Directors will issue an undertaking letter as soon as possible to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda and the Memorandum of Association and Bye-Laws of the Company.

If as the result of a repurchase of shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. As at 12th April, 2005, being the latest practicable date prior to the printing of this Explanatory Statement, CPI Holding Co., Ltd. ("CPI") and parties acting in concert with it, held 1,067,506,584 Shares, representing approximately 49.46% of the issued share capital of the Company. In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Share Repurchase Mandate, then (if the present shareholding otherwise remained the same), the interest held by CPI and parties acting in concert with it would be increased to approximately 54.95% of the issued share capital of the Company. In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeover Code. The Directors do not presently intend to exercise the Share Repurchase Mandate to such extent.

The Company has not been notified by any connected person (as defined in the Listing Rules) that he has a present intention to sell Shares to the Company or has undertaken not to sell Shares held by them to the Company in the event that the Share Repurchase Mandate is approved by the shareholders.

The Company has not purchased any of Shares whether on the Stock Exchange or otherwise in the six months preceding the date of the Explanatory Statement.

Date: 12th April, 2005





C.P. POKPHAND CO. LTD.